Exhibit 99.1

OREZONE RESOURCES INC. S.A.R.L.

October 2007

Project Number: 27043

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project

Prepared for:

Orezone Resources Inc. S.A.R.L.

Rue 1322 Porte 549 Zogona

01 BP 1630

Ouagadougou 01, Burkina Faso

Prepared by:

Met-Chem Canada Inc.

555, boul. René-Lévesque Ouest, 3e étage

Montréal (Québec)

H2Z 1B1

Prepared by:	/s/ Yves A. Buro	Date:	October 19, 2007
Yves Buro, Eng.
Senior Geological Engineer/ Project Manager

Approved by:	/s/ Guy Saucier	Date:	October 19, 2007
Guy Saucier, Eng.
General Manager,
Corporate Development

October 2007 QPF-009-12/B

TABLE OF CONTENTS

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project

Figure 16.11 – Bakou A – Variogram on Primary Axis (Az 0, Dip -90)	84
Figure 16.12 – Bakou A – Variogram on Secondary Axis (Az 0, Dip 0)	85
Figure 16.13 – Gambo South 1 – Variogram on Primary Axis (Az 315, Dip -53)	86
Figure 16.14 – Gambo South 1 – Variogram on Secondary Axis (Az 225, Dip 27)	87
Figure 16.15 – RZ 1 – Variogram on Primary Axis (Az 53, Dip -73, Spread 30)	88
Figure 16.16 – RZ 1 – Variogram on Secondary Axis (Az 90, Dip 0, Spread 30)	89
Figure 16.17 – RZ East – Variogram on Primary Axis (Az 73, Dip -65)	90
Figure 16.18 – RZ East – Variogram on Secondary Axis (Az 130, Dip 14)	91
Figure 16.19 – Tiba 4-1 – Variogram on Primary Axis (Az 290, Dip -60)	92
Figure 16.20 – Tiba 4-1 – Variogram on Secondary Axis (Az 290, Dip 30)	93
Figure 16.21 – Bakou A – Met-Chem Variogram Verification on Primary Axis (Az 000, Dip -90)	94
Figure 16.22 – RZ 1 – Met-Chem Variogram Verification on Primary Axis (Az 053, Dip -73)	95

LIST OF APPENDICES

Appendix A– CIM – Resources and Reserves Definition
Appendix B - Arrêté Ministériel – Permis de Recherche Tiba
Appendix C – Orezone Drill Site Sample Preparation Flow Chart and Sample Preparation Protocol Flow
Appendix D - Sample Analysis Flow Sheet
Appendix E – Location of the Control Samples Inserted with Field Samples
Appendix F - QC Procedure – Control Samples with FA on Head Samples
Appendix G - Certified Standards
Appendix H - Examples of Block Models for Bakou and Gambo, in Section and Plan View

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EXECUTIVE SUMMARY

Orezone Resources Inc. S.A.R.L.	Executive Summary
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page i

EXECUTIVE SUMMARY

Orezone Resources Inc. (“Orezone”) holds the Tiba exploration permit, commonly referred to as the Sega Project, located close to the Séguénéga village, in the north-central part of Burkina Faso, West Africa.

The 124 km2 permit lies within the Birimian Gaoua-Yako-Ouahigouya belt. The region around the Sega Project is the target of activities by artisanal miners and mining exploration companies. The Tiba permit is part of the Sega Property covering approximately 1,200 km2 that includes the Namasa permit of Orezone and five contiguous permits on which Orezone holds an option.

The property is underlain by sedimentary sequences and mafic volcanic formations affected by multi-phase folding and metamorphism, intruded by mafic and felsic intrusives and affected by deep surface weathering. The Bakou, RZ, Gambo and Tiba mineral deposits consist of epigenetic lode and stockwork quartz-sulphides gold veinlets associated with shears zones preferentially developed along major sedimentary-volcanic contacts.

Modern exploration work on the Sega property started in 1995 and since 2001 Orezone has identified significant gold mineralization in several sectors of the permit, discovered the RZ and RZ East deposits and delineated mineral resources in the Bakou, RZ, Gambo, and Tiba areas.

A significant amount of work has been performed on the Sega Project since Met-Chem’s last visit in June 2005, related to the audit of the resource estimated at the time. The project has also benefited from great improvements, in particular: the proportion of core holes versus RC holes was increased to 10.8%, virtually all the hole collars were re-surveyed using a total station instrument, all the core and RC chips have been re-logged, a program of density determination of the rocks was initiated, a specialist became responsible for implementing the QA-QC program set up by Orezone, column leach tests started, as well as a technical mining and environmental scoping study that was not available to Met-Chem at the time of reporting.

The opening in Ouagadougou of new preparation and assay laboratories has greatly helped Orezone to monitor the performance of the laboratories and as well as in reducing turnaround time.

Orezone has delineated mineral resources to an average depth of about 150 m, locally reaching 250 m, in the portions of the deposits showing good geological and grade continuity, for the oxide, transitional and primary mineralization. The definition of the contacts between the weathering facies and the geological interpretation have improved thanks to re-logging of all the core and the RC chips.

The mineral resource has been estimated on the basis of about 80,000 m of RC drilling and 8,700 m of core drilling on a 25-m square pattern.

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Orezone has completed a mineral resource estimate for the Bakou, RZ, RZ East-Bakou, Gambo North, Gambo South, Tiba East and Tiba West deposits in accordance with National Instrument 43-101. The Bakou deposit consists of N-S, subparallel mineralized structures stretching over 1.1 km. It terminates in a horsetail structure on the north, and one of them is connected with RZ. The junction between Bakou and RZ was defined by an IP survey and subsequently resources were delineated by drilling. A system of about 10 mineralized structures is related to an E-W trending shear at RZ. The N-S mineralized structures on the south of RZ that had been poorly defined by holes cutting them at low angle were delineated by east-directed holes. The subparallel mineralized structures of Gambo South strike NW, and extend into the single Gambo North body. A mineral resource has also been delineated in the Tiba deposits that were not as advanced as the other ones.

Met-Chem’s Senior Geological Engineer Yves Buro, completed a site visit in May-June 2007. It included discussions with the project personnel, an audit of the databases, the logging and sampling procedures, Orezone’s QA-QC program and a visit to the three sample preparation and assay laboratories. Selected core and RC chips were examined and a field trip was conducted.

Although the database is well constructed, validated and maintained, Met-Chem recommends using commercially available data management software that reads and directly merges data from different sources in order to limit the manipulations of different files and the risk of errors.

ALS (Abilab), SGS, who acquired the QPS preparation facility, and BIGS Global were all found to be spacious and clean, to operate modern equipment, to be run in a professional manner by experienced people. None of them hold recognized accreditation, but they follow a QA-QC program which is close to the international standards. In addition, the performance of the laboratories is closely monitored by Orezone’s QA-QC dedicated specialist.

A series of pulp duplicates from core and field duplicates from RC holes were collected by Met-Chem for independent check analysis. The assay results have generally confirmed those from the original samples, even though a slight positive bias is apparent in the RC check assays.

Soon after starting their first exploration programs Orezone decided to routinely submit 2-kg samples to cyanide leach (BLEG) rather than using the fire assay technique on much smaller 50-g samples, as is done on most similar projects. This was decided as the larger samples are considered to be more representative and the technique approximates the commercial gold plant leach process and permits the evaluation of the potential gold recovery.

Orezone has employed a QA-QC program relying on insertion of more than 10% of control samples, including blanks and standards prepared by Orezone from materials originating from their projects. These samples are added over the ones from the internal laboratories control samples. Part of the analytical results from the control samples inserted by Orezone were examined and verified by Met-Chem on control charts.

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The control samples are placed into the sample stream by Orezone by way of a system relying on randomly generated numbers. This ensures lack of bias introduced by the geologist, but results in a large proportion of the control samples falling into un-mineralized material, where they provide limited information. Met-Chem recommends increasing the percentage of control samples in the expected mineralized zones.

The standards should be prepared with the field samples, rather than being processed ahead of time. Additional processing of the standards prepared by Orezone is recommended in order to accurately determine their homogeneity necessary to adequately monitor the laboratory accuracy. However, in Met-Chem’s opinion, the elaborate QA-QC system program enforced by Orezone provides reliable assay results.

Based on discussions with Orezone personnel, random verifications in the field and in the databases provided by Orezone, in Met-Chem’s opinion, the geological interpretation and the data used for the resource estimates are valid and adequately reflect the geological and gold grade continuity of the Bakou, RZ, Gambo and Tiba deposits.

Finally, Met-Chem has verified the geological and 3D block models, and the resource estimate by Orezone by recalculating some of the statistical and geostatistical parameters and by regenerating a block model. Orezone used the Gemcom software and the inverse distance squared for grade interpolation. Met-Chem’s model was generated on MineSight software. Met-Chem’s block model compared well with the Orezone mineral resource estimate, with only minor differences mostly attributable to the different software used.

Consequently, Met-Chem accepts the mineral resource estimated by Orezone for the Bakou, RZ, RZ East, Gambo North, Gambo South, Tiba East and Tiba West deposits on the Sega permit with, however,  the following restriction: the resource estimated by Orezone includes a small percentage of mineralized material in the cap rock that Met-Chem believes should be kept separate. Indeed, the criteria to categorize the resources in this unit partly made up of reworked surface material may differ from the ones used for the in situ mineralization at depth. This has no impact on the estimation of the resource in the other units of the lateritic profile.

The resources for a cut-off at 0.5 g/t Au for the Sega Project are summarized in the following Tables:

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Table E-3 — Indicated Mineral Resources

Category	Weathering Profile	Model	Indicated Resources @ 0.5 g/t Au cut-off
			Tonnes *	Grade (g/t) *	Grams *	Ounces *
Indicated	Oxide	RZ	501,000	2.69	1,346,000	43,000
		RZ East	463,000	1.56	724,000	23,000
		Bakou	586,000	1.40	818,000	26,000
		Gambo North	18,000	1.28	23,000	1,000
		Gambo South	152,000	1.71	260,000	8,000
		Tiba East	648,000	2.40	1,556,000	50,000
		Tiba West	529,000	1.37	693,000	22,000
	Transition	RZ	111,000	3.75	416,000	13,000
		RZ East	184,000	1.39	256,000	8,000
		Bakou	755,000	1.59	1,203,000	39,000
		Gambo North	35,000	1.40	49,000	2,000
		Gambo South	247,000	2.27	560,000	18,000
		Tiba East	139,000	2.62	364,000	12,000
		Tiba West
	Fresh	RZ	135,000	8.19	1,106,000	36,000
		RZ East	32,000	1.84	59,000	2,000
		Bakou	828,000	1.43	1,184,000	38,000
		Gambo North	385,000	1.47	566,000	18,000
		Gambo South	1,207,000	1.76	2,128,000	68,000
		Tiba East	195,000	2.93	571,000	18,000
		Tiba West
		Total	7,150,000	1.94	13,882,000	446,000

(* Rounded off)

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Table E-4 — Inferred Mineral Resources

Category	Weathering Profile	Model	Inferred Resource @ 0.5 g/t cut-off
			Tonnes *	Grade (g/t) *	Grams *	Ounces *
Inferred	Oxide	RZ	125,000	0.94	118,000	4,000
		RZ East	19,000	1.26	24,000	1,000
		Bakou	26,000	1.00	26,000	1,000
		Gambo North	7,000	0.71	5,000	200
		Gambo South	4,000	1.00	4,000	100
		Tiba East	25,000	2.48	62,000	2,000
		Tiba West	102,000	0.99	101,000	3,000
	Transitional	RZ	54,000	1.56	84,000	3,000
		RZ East	104,000	1.24	129,000	4,000
		Bakou	45,000	1.29	58,000	2,000
		Gambo North	4,000	0.75	3,000	100
		Gambo South	4,000	1.00	4,000	100
		Tiba East	7,000	2.57	18,000	600
		Tiba West
	Fresh	RZ	101,000	3.71	375,000	12,000
		RZ East	60,000	1.75	105,000	3,000
		Bakou	375,000	1.41	530,000	17,000
		Gambo North	70,000	1.00	70,000	2,000
		Gambo South	171,000	1.39	237,000	8,000
		Tiba East	17,000	1.53	26,000	1,000
		Tiba West
		Total	1,320,000	1.50	1,978,000	64,000

(*Rounded off)

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SECTION 1

Introduction and Terms of Reference

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1.0          INTRODUCTION AND TERMS OF REFERENCE

1.1          Introduction

Orezone Resources Inc. (“Orezone”) has been conducting exploration work in the Séguénéga project area in Burkina Faso since the acquisition of the Séguénéga Permit in November 2001. This project is commonly referred to as “Sega Project”, although the prospects are currently covered by a new permit under the name of the Tiba Exploration Permit (“Permis de recherche minière”).

In 2002, Orezone acquired the Séguénéga exploration permit from Repadre Capital Corporation / IAMGold Corporation (“Repadre”) who had discovered mineralization in the Gambo zone. Orezone has since discovered and delineated mineral resources in the Gambo, Bakou RZ and Tiba gold deposits.

In June 2005, Orezone requested Met-Chem Canada Inc. (“Met-Chem”) to validate the in-house estimate of the mineral resources contained in the Bakou, Gambo and RZ deposits. A technical report compliant with NI 43-101 was issued by Met-Chem in February 2006.

Since June 2005, a significant amount of new work has been completed and Orezone mandated Met-Chem in May 2007 to carry out a validation of the updated in-house resource estimate, which required a field visit by Met-Chem. The latest drill results obtained since the last visit have been incorporated into an updated block model and resource estimation.

Orezone contracted GENIVAR in 2006 to produce a NI 43-101 compliant technical mining and environmental study. However, this report was not completed or provided to Met-Chem at the time of this writing.

The field work at Sega over the recent years was geared toward better defining and upgrading the mineral resources of the Bakou, Gambo, RZ and Tiba deposits. Orezone’s objective consists of identifying the NI 43-101 compliant resources that will act as the foundation for an economic study of the main gold deposits on the property.

This report presents the results of the validation of the resources as of July 2007 and constitutes a technical report under the guidelines of National Instrument 43-101 (NI 43-101). The classification of the mineral resources is compliant to the CIM criteria adopted by NI 43-101 (Appendix A). The report is based on data provided by Orezone and on a recent site visit and on the previous Technical Report prepared by Met-Chem.

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1.2          Scope of Work

Orezone mandated Met-Chem to prepare an independent technical report on the mineral resources of the main deposits on the Sega Project in conformity with the NI 43-101 guidelines.

Met-Chem has taken the following steps to audit the mineral resources of the Sega Project:

•           Visit of the site and core storage area as well as outcrops and drill pads;

•           Examination of available drill core and drill cuttings;

•           Discussion with Orezone’s exploration team in order to review field procedures, sample preparation and analytical protocol;

•           Review of the exploration work;

•           Review of the drill hole database, including collar and downhole survey information;

•           Review of Orezone’s geological interpretation;

•           Review of mineralization correlation, continuity and characteristics;

•           Check of assay data reproducibility;

•           Check of QA/QC procedures;

•           Check of assay intervals and composite statistics;

•           Check of capping of gold high grade values;

•           Review of density determination testwork and mineralization tonnage factors;

•           Review of cut-off grade selection;

•           Review of parameters used for geological model and grade interpolation.

1.3          Basis of the Report

This report is based on the observations gathered during a site visit and on available data provided to Met-Chem by Orezone, as follows:

•           Field visit of the Bakou, Gambo, RZ and Tiba areas by Mr. Yves A. Buro, Eng., Senior Geological Engineer, Met-Chem, on May 31 – June 2, 2007;

•           Visit of Orezone’s office in Ouagadougou on June 8-9, 2007;

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•           Visit in Ouagadougou of the SGS Burkina SA and the ALS Chemex (formerly Abilab) analytical laboratories, as well as to the BIGS preparation laboratory, on June 8-9, 2007;

•           Discussions with representatives from Orezone: Messrs. Pascal Marquis, (Vice President Exploration), Ousséni Derra, (Exploration Manager), Laurent Coulibaly, (QC Manager), Edwin Maes, (GIS Geologist) and Fayali Sombié, (Project Manager);

•           Historical review of the Project;

•           Geological interpretation and 3D Block Models performed by Orezone geologists for the deposits on the four prospects;

•           Spot checks of drill core and RC cuttings;

•           Spot checks of the drill hole database;

•           Telephone conversations, correspondence with André Labonté, Resource Geologist, Orezone, Ottawa;

•           Electronic files provided by Orezone in MS-EXCEL, BMP, DXF and ASCII formats;

•           Various reports, documents and maps supplied by Orezone as listed in Section 21 - under REFERENCES;

•           A previous visit for a NI 43-101 technical report by Yves A. Buro, Met-Chem, on June 24-27, 2005 with the day of June 25 spent in the field at Bakou, Gambo and RZ;

•           Check samples of selected drill core and RC chips collected by Yves A. Buro.

1.4          Units

All units used by Orezone on the Sega Project are in the metric system and the following table lists the abbreviations used in this report.

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Table 1.1 — List of Abbreviations

Abbreviation	Meaning
tonnes or t	metric tonne
Mt	illion metric tonnes
kg	kilogram
g	gram
g/t	gram/tonne
ppm, ppb	part per million, part per billion
m	metre
km	kilometre
km2	square kilometre
m/s	metre per second
RAB	Rotary Air Blast (Drilling)
IP	Induced Polarization
MAG	magnetometer survey
VLF	Very Low Frequency
(electromagnetic survey)
BLEG	Bulk Liquid Extractable Gold

1.5          Met-Chem’s Qualifications

Met-Chem is based in Montreal and was incorporated in October 1969 as a Canadian subsidiary of UEC Technologies LLC.

Since then, Met-Chem’s mandate has been to offer a complete range of consulting and engineering services to the mining industry, including exploration, geology, resources evaluation, mine design, process design, feasibilities studies, detailed engineering, etc.

This technical report has been prepared by Yves A. Buro, Eng., Senior Geological Engineer, and Kenny Cheong Youne, Eng., Mining Engineer, both members in good standing of the “Ordre des Ingénieurs du Québec”. The block model and resource estimate was checked by Kenny Cheong Youne, Eng., Mining Engineer, followed by a review by Guy Saucier, Eng., General Manager – Corporate Development.

Mr. Buro has thirty (30) years of international experience in exploration and mining geology, in field and managerial positions. He has participated in a variety of gold, nickel, base metals and iron projects at different stages of development, ranging from the

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generation of exploration targets through to mineral resource estimation, mine development and production. This varied experience includes detailed mapping and structural analysis of a dozen underground gold mines. As a qualified person, he took part in several audits of mineral resources and the preparation of technical reports in conformity with NI 43-101.

Mr. Kenny Cheong Youne, Eng. has four (4) years of varied experience in the mining industry. His expertise is in ore body modelling, resource estimation, reserve calculation, mine design and optimization. He provides continuous technical assistance and training to US Steel’s Minnesota iron ore operations, Minntac and Keetac. He is comfortable with several mining software and has good knowledge of programming.

Mr. Guy Saucier, Eng. has over twenty-five (25) years of experience in mining engineering, sales development and exploration. His expertise includes resources evaluation, mine design, and mine planning. He has been involved in several scoping studies and feasibility studies. He has participated in worldwide projects in gold, base metals, iron, coal, bauxite, and industrial minerals. As General Manager, Corporate Development, he is overseeing the marketing, sales strategy, proposals and contracts.

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SECTION 2

Disclaimer

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2.0          DISCLAIMER

The present report has been written by Met-Chem for Orezone and is based on historical information available to Met-Chem at the time of preparation of the report in June 2007, on all the assay results as at October 31, 2006 and on site visits carried out in June of 2007.

Met-Chem has not researched legal ownership information such as property title and mineral rights and has relied on information provided by Orezone. There was no metallurgical testwork or environmental review carried out under Met-Chem and the limited relevant information already available is described in the report.

While the services performed by Met-Chem to create this report were in accordance with good engineering principles as practiced by competent engineering organisations, the analysis, information, opinions and recommendations provided by Met-Chem in this report are advisory only and Orezone shall at all times retain control over its operations. It should also be understood that the Mineral Resources, presented in this report, are estimates of the size and grade of the deposits based on limited drilling and sampling and the assumptions and the parameters currently available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in metal prices and/or production costs, difference in size and grade and recovery rates from those expected, and changes in project parameters.

Met-Chem’s estimates are based on methodologies and procedures consistent with accuracy levels as stated in the Report. Any cost information provided to Met-Chem by Orezone has not been verified by Met-Chem, and Met-Chem makes no representation as to its accuracy and disclaims all liability to its accuracy or completeness.

This report is intended to be used by Orezone as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes contemplated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

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SECTION 3

Property Description and Location

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3.0                               PROPERTY DESCRIPTION AND LOCATION

3.1                               Property Description

The original Séguénéga permit acquired by Orezone in 2002 expired in January 2007, and has been replaced by a new one identified as the Tiba Exploration Permit (“Permis de recherche minière”) which covers a smaller area than the expired Séguénéga permit but includes the Gambo, Bakou,  RZ and Tiba deposits. The area is covered by the Tiba, Namasa and neighbouring permits under option by Orezone is referred to as the Sega Project throughout this report.

The Tiba Permit is situated in the Yatenga Province, in the north-central part of Burkina Faso, some 120 km to the north-northwest of Ouagadougou (Figure 3.1) The Permit has an irregular shape but is centered around 1 480 500mN and 611 100mE, using UTM coordinates Zone 30N in the WGS84 Ellipsoid. The permit covers an area of 124 km² and is registered under an “Arrêté ministériel” which defines the boundaries by the coordinates of the ten corners formed by E-W and N-S lines (Appendix B, Table 3.1 and Figure 3.2). Orezone has other projects in Burkina Faso in addition to Sega as shown in Figure 3.1. These other projects are not included in this report.

Figure 3.1 — Sega Project Location – Burkina Faso

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Table 3.1 — Séguénéga Permit – Coordinates

APEX	X	Y	APEX	X	Y
A	604 641	1 483 790	F	617 629	1 486 886
B	611 164	1 483 790	G	617 629	1 476 982
C	611 164	1 484 904	H	612 680	1 476 982
D	615 162	1 484 904	I	612 680	1 474 124
E	615 162	1 486 886	J	604 641	1 474 124

The legal limits of the property can be established by surveying and positioning the map-designated limits in the field.

The Bakou prospect is located in the south-western sector of the permit and is connected to the RZ deposit to the NW. The Gambo 2 (S) and Gambo N prospect are situated to the SW of Bakou. The Tiba W (Tiba 1 and 3) and Tiba E (Tiba 4 and 5) deposits are located in the north-eastern sector of the permit.

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Figure 3.2 — Sega Project Location

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Figure 3.3 – Séguénéga Permit – Location of the Bakou, Gambo, RZ and Tiba Deposits (TIBA Permit)

3.2          Title

Met-Chem has not undertaken a legal review of Orezone’s title and ownership of the property and, as such, does not express any opinion on their validity. However, a copy of the “Arrêté ministériel” for the Tiba permit is provided in Appendix B.

The original Séguénéga Permit was granted to Mutual Resources Ltd./Burkina (“Mutual Burkina”) in 1995 and transferred to Repadre in 2000. The same year, Placer Dome took an option on the property but relinquished it in 2001. In 2002, Orezone signed a purchase option agreement with Repadre. The title of the Séguénéga Permit was transferred to Orezone in September 2003.

In July 2005, Orezone was granted an extension of the permit for 18 months, as an exception, in order to complete exploration work and a pre-feasibility study. Finally, the Séguénéga permit expired in January 2007. Orezone applied for a new permit to cover the Gambo, Bakou, RZ and Tiba deposits. The permit is referred to as Tiba under Arrêté No. 2007-07-042/MCE/SG/DGMGC and is registered under the name of Orezone Inc.

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The permit is valid for an initial period of three years and can be renewed for two additional three year periods. The permit is granted for exploration for gold and related mineral substances.

The Tiba Permit is 100% held by Orezone Inc., a wholly-owned subsidiary of Orezone Resources Inc. However, the Government of Burkina Faso has the right to a 10% free carried interest when a mining licence (Permis d’exploitation industrielle de grande mine) is granted (Loi No. 031-2003/AN Portant code minier au Burkina Faso).

Annual fees on the permit amount to 2,500 F CFA per km² during the first year, increasing to 7,500 F CFA in the fourth year. The holder of an exploration permit (Permis de Recherche) has to commit to carry out a yearly exploration program with minimum expenditures set at 270,000 F CFA per km² (1,000 CFA Franc = approximately $ 2.18 CAD).

Repadre retained a 3% Net Smelter Royalty (NSR) on the Séguénéga permit that expired in January 2007.

IAMGOLD sold this royalty after the merger with Repadre. The party that acquired the royalty from IAMGOLD attempted to sell it to another potential buyer that contacted Orezone after the permit had expired. However, neither the present holder of the presumed royalty nor the potential new owner have contacted Orezone since. Consequently, the status of the presumed royalty is unclear.

The Tiba permit is part of a new land package of nearly 1,200 km2 including contiguous permits optioned by Orezone Inc. through joint venture agreements. The land package maintains previously defined resources and extends the original Séguénéga permit on three sides (Figure 3.2).

3.3          Environmental Considerations

Met-Chem has not undertaken a review of the environmental management on Orezone’s property. Consequently, the exact environmental liabilities to which the property may be subjected when the deposits are mined are unknown to Met-Chem. Genivar completed an environmental study in 2006 as part of a technical mining and environmental scoping study; however, the results were not available to Met-Chem at the time of reporting.

In general terms, the application for an exploitation permit for a mining operation, which is considered as having significant adverse effects on the environment, must essentially include an environmental impact study, an enhancement and mitigation plan, and an environmental monitoring and management program. Provisions have to be made for mine reclamation and closure and an escrow account has to be set aside to be used during, and at the end of, the operation for reclamation measures. The possible discharge of

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arsenic in the mine effluents derived from the arsenopyrite contained in low concentrations (M. F. Taner) in the Sega deposits will have to be addressed.

The consent from the people concerned must be obtained to carry out mining activities within 100 meters of dwellings, wells, religious buildings, burial or sacred ground. The owner or user of a tract of land must be compensated for resettlement or for the use of land, wood and water by the mining operator. The inhabitants of a few villages may have to be relocated if the Sega deposits are mined.

Access roads, power lines and other infrastructures built for the purpose of mining that can be used by the public or neighbouring operations must be open, provided compensation is paid and no prejudice is caused to the operator.

Restricted areas may be defined within the permit to protect the environment, the natural habitat, archaeological sites, or public interest infrastructures. Mining has to be carried out according to best practices and with due attention to occupational and human health and security.

A baseline study has been conducted by SOCREGE, an Environmental Consulting firm in Ouagadougou. The final version of the report titled “Étude de l’état initial du projet aurifère de Séguénéga” was delivered to Orezone in November 2005 and was briefly reviewed by Met-Chem. No particular problem with the planned mining activities was raised by the study. The main recommendations have to do with fair evaluation of the land affected by the exploration activities and compensation agreeable to all parties, respect for sacred places during exploration activities, mutual respect between people involved in exploration and orpaillage activities, priority to the local youths in terms of employment in a possible gold mining operation that would prevent artisanal mining activities, construction of a dam for each village to promote vegetable crop production, improvement of living conditions, school health and education (drinking water, furniture, electricity, school lunch program), access to micro-credit, roads and buildings construction.

Since 2004, Orezone has been involved in the Ryan’s Well Foundation in the “Mining for Water Challenge” project to provide more people in developing countries with access to clean drinking water. The project encourages the exploration and mining community to participate in water projects in a spirit of corporate social responsibility and to highlight its efforts on water issues.

October 2007 QPF-009-12/B

SECTION 4

Accessibility, Climate, Local Resources,
Infrastructure and Physiography

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4.0          ACCESSIBILITY, CLIMATE LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1          Accessibility

The Tiba property is located in the north central part of Burkina Faso, West Africa, about 120 km N-NW of Ouagadougou. The Sega Project area is readily accessible from Ouagadougou by paved National Highway N2 (Route Nationale) toward the N-NW to Ouahigouya (181 road km) and via a well maintained lateritic gravel road (N15) 52 km toward the southeast, to the village of Séguénéga. The project is also accessible during the dry season by local roads through Kalsaka off Highway 2 at Yako. Access to the different prospects on the property is provided by local trails or roads constructed by Orezone for the purpose of exploration activities.

4.2          Climate

The climate of the Séguénéga region is tropical of Sudano-Sahelian type. A dry season extending from November to February alternates with a rainy season for the rest of the year, with maximum precipitations occurring during the month of August. Annual rainfalls recorded at Séguénéga for the last 30 years averaged 675 mm and ranged from 400 to 1,100 mm. The prevailing winds are from the S to SW during the rainy season (monsoon winds), reach speeds of 13 to 15 m/s, and blow from the N or NE (harmattan) during the dry season, with average velocities of 2-4 m/s, seldom exceeding 10 m/s. The harmattan winds carry fine air-suspended particles that can exceed the World Health Organization (WHO) norm of 500 micro grams of dust per cubic meter of air during the months of November-February. Temperatures vary between 15°C and 42°C, reach peaks in April and in October, and drop to their minimum in January and August. Evaporation was in the range of 366 cm per year over the last ten years, which corresponds to 3 to 9 times the annual precipitations.

4.3          Local Resources and Infrastructure

The local populations depend on subsidence farming and cattle raising for their livelihood. The farmers tend fields with low levels of soil fertility, degraded by erosion and overgrazing. Gold mining is somewhat used to compensate for poor crops. Artisanal mine workings are scattered over the Sega Project area.

Sacred grounds represented by hills, thickets, and streams or burying grounds are present on the property. Some 80 sacred places have been counted in the project area studied by SOCREGE (2005). One such major site is the Sacred Mountain located to the South of the RZ prospect.

Land is largely managed by traditional chiefs, although it is regulated by the Law on Agrarian and Land Reform (“Loi sur la réforme agraire et foncière”) enacted in 1984.

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Diesel generated electrical power is available in Ouahigouya. The region is not connected to the national railway system.

A medical center with one physician and an operating theater at Séguénéga and a dispensary at Gambo with a nurse are the main providers of medical care to the population of the Tiba, Bakou, Guibou, Gambo and Kyébelga villages.

4.4          Physiography and Vegetation

The village of Séguénéga is at an elevation of 307 m above sea level. The topography on the property consists of hills formed by outcrops and sub-crops and by lateritic cuirasse dominating by 80 m the gently west sloping plateau the average elevation of which is about 300 m above sea level. Outcropping conditions are fair.

The Séguénéga Permit is drained by the Goubré River (70% of the permit area, in the northern sector), the Gutti (Bakou area) and the Gombo (southern sector), all part of the catchment area of the Nakambé River to the west. Water is collected by four dams, at Bakou, Séguénéga and Tiba.

Vegetation consists of savannah shrubs and sparse trees, with a gradual increase in density toward the low grounds, and abundant shrubs along the rivers. Inexistent or stunted vegetation prevails at the top of some hills due to the erosion process and the presence of lateritic cuirasse. 15 out of the 65 woody plant species encountered on the property are included in some environmental protection plan (SOCREGE).

Fauna within the permit area has all but disappeared, owing to the pressure from human presence, activities and hunting. Hares, porcupines, pythons, crocodiles, hyenas, bats and long-tail monkeys (patas) have been observed. Bird diversity is relatively poor.

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SECTION 5

History

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5.0          HISTORY

The Séguénéga Exploration Permit was granted to Mutual Burkina by the Ministry of Energy and Mines in July 1995. Golden Knight Resources Inc. (“Golden Knight”) purchased all the shares from Mutual in October 1995 and merged with Repadre in 1999. The permit was transferred to Repadre in July 2000. In September of the same year, Placer Dome Inc. took an option but relinquished the property in 2001. In 2001, Orezone signed a purchase option agreement with IAMGOLD/Repadre. The property was transferred to Orezone on September 24, 2003. The original 400-km2 permit had been reduced to 164 km2 with the last renewal on June 28, 2002, as required by the mining laws. Repadre merged into IAMGOLD in 2003. In July 2005, Orezone was granted an extension of the permit. The Séguénéga permit expired on January 4, 2007. On January 5, 2007, Orezone applied for a new permit to cover the Gambo, Bakou, RZ and Tiba deposits. The permit covers an area of 124 km² and is referred to as Tiba.

Historical soil surveys by the United Nations delineated a broad zone of anomalous gold that followed the regional structural trends on the Sega Project area. Artisanal mining activities (orpaillage) started in 1985 and spread all over the permit area. However, the property remained largely unexplored by modern techniques until Mutual carried out ground and airborne geophysical surveys and RC drilling in 1996-1998. Initially, the exploration work focused on the areas of artisanal mine workings but was eventually successful in identifying gold resources at Gambo, Bakou, RZ, Tiba and gold mineralization in a number of other zones on the project.

A combination of field mapping, geophysical and geochemical surveying, trenching and drilling has been used by Orezone and the previous operators to define the geology and structure, in addition to mineralization and its controlling factors.

The results from RC and core drilling have been used for the resource estimate. Consequently, the data from RAB drilling and surface trenching need not be considered for the purposes of this report.

Since their involvement in the project, Orezone have discovered the RZ zone (2003), RZ East, Tiba East and West. The mineral resources within the Gambo, Bakou, RZ and Tiba deposits have been successful expanded and largely brought to the Indicated category.

A summary on the main exploration activities partly or specifically targeted at the four deposit areas on the Sega Project are provided in Table 5.1.

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Table 5.1 — Main Exploration Activities Partly or Completely Targeted at the
Bakou, Gambo, RZ and Tiba Zones

Mutual Burkina	1996		• reconnaissance exploration;
• soil samples (7,115) at 40 by 100 m spacings, locally 200 by 50 m; Au and Cu analyses;
• prospecting over outcrops and “orpaillage” sites: 250 samples of quartz and host rock assayed for Au;
	1996-97		• trenching:
o Tiba: 3,844 m in 29 trenches;
o Bakou- Gambo: 4,133 m in 30 trenches;
• RC drilling, with Au assays on 1 m samples:
o Gambo 2 (S): 1,037 m in 12 holes;
o Tiba 1: 310 m in 4 holes;
o Tiba 3: 525 m in 6 holes;
	1997-98		• detailed mapping;
• structural study incorporating geophysical data;
• ground geophysical survey:
o Gambo: IP (38.05 km), ground MAG and VLF (28.15 km);
o Tiba: IP (8.8 km);
• airborne MAG and radiometric survey (2,248.8 km);
• RC drilling:
o Gambo 2: 30 holes totalling 2,852 m;
o Tiba 1: 265 m in 3 holes;
o Bakou: 750 m in 9 holes;
• drill hole deviational survey (Gambo II, Tiba and Bakou);
Placer Dome	2000-01	• interpretation	• aerial photographs (1:50 000);
Inc.			• airborne geophysical surveys;
• geological mapping (1: 5 000 scale, over 15 km2 at Tiba;
• 3stream sediment sampling (139 samples, 1 by 1 km);
• follow-up soil sampling (400 by 50 m, 821 samples) at Napalgue area;
• IP survey at Tiba (14.2 km), Bakou and Gambo 2 (5.7 km); 3-km IP traverse across Bakou;
• Rotary Air Blast (RAB) drilling:
o Tiba: 4,555 m in 190 holes;
o Bakou: 5,752 m in 274 holes;
o Gambo: 141 holes for 3,143 m;
o RZ: 800 m in 34 holes.

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Orezone	2002-03	• detailed mapping at Bakou;
Resources Inc.		• Tiba 3: trenching (200 m trench as RAB follow-up);
		• Tiba: ground MAG (22.5 km);
		• RC drilling:
		o Bakou: 34 holes totalling 2,688 m;
		o Iiba 1: 202 m in 2 holes;
	2003-04	• compilation of all previous exploration data, construction of a MapInfo database;
		• detailed geological mapping (Bakou, Gambo 2);
		• discovery of the RZ showing;
		• RC drilling (Bakou, Gambo 2, Tiba 3, RZ);
	2004-05	• compilation, petrographic studies, multi-element analyses;
		• mapping at RZ-Bakou gambo 2-Tiba;
		• structural interpretation;
		• mapping and sampling of newly-discovered orpaillage zones;
		• IP survey at RZ (17 km gradient, 4 km pole-pole);
		• infill drilling:
		Prospect	RC holes	RC m	Core holes	Core m
		Bakou	93	9,641	2	450
		Gambo 2	65	5,509	4	395
		RZ	172	18,973	5	1,186
		Tiba 1	24	2,346	2	133
		Tiba 3	33	3,005
		• metallurgical tests (RC composite samples from Bakou, Gambo 2 and RZ);
		• start of scoping and baseline and environmental impact studies.

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SECTION 6

Geological Setting

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6.0          GEOLOGICAL SETTING

6.1          Regional Geology

Burkina Faso covers two geological terranes: the Proterozoic Baoulé-Mossi Domain, which corresponds to the eastern portion of the West African craton, and the sedimentary cover of lower Precambrian to recent age. The Baoulé-Mossi Eburnean orogenic domain contains Birimian (Lower Proterozoic) volcano-sedimentary units arranged in elongated belts, and relics of the Archean basement that outcrops in the south-western portion of the craton (Man Rise). The belts generally trend N-NE but curve into a NW direction to the north of Ouagadougou. They are bound by older granite gneiss terrains and have been intruded by syn- to late tectonic granite bodies (Figure 3.1).

The Birimian Supergroup has been divided into a Lower sequence comprised of wackes, argillites and volcanoclastic rocks, and an Upper sequence of basalts with interflow sedimentary rocks. The Lower Proterozoic sequences are unconformably overlain by post-Eburnean sedimentary dry units of marine and continental origins.

The Birimian formations have been affected by three tectono metamorphic phases and have reached the greenschist facies of metamorphism.

The Sega Project lies within the Boromo-Goren volcano-sedimentary belt, close to the inflection of the belt near the junction of the NNE trending Boromo belt to the south and the ESE trending Goren belt to the north (Figure 3.1).

6.2          Local Geology

Mapping by Orezone and the airborne magnetic data suggest the property lies within a regional asymmetric S fold defined by the volcanic and sedimentary sequences. This package wraps around the NW contact of a crescent-shaped biotite granite intrusive. (Figures 3.1, 3.2 and 6.1).

The Sega Project area can be divided into two domains, based on aeromagnetic data, along a 055º trending discontinuity passing through the Séguénéga village. The domain to the west has an N-S grain, whereas the eastern domain exhibits a varied 060º striking texture and has a sub-vertical dip. Most significant occurrences at Sega are concentrated in a 4-8 km wide corridor trending 055º.

The structures controlling the gold mineralization are often second-order shears that differ from the first-order structures that parallel the corridor. Gold mineralization in the Sega region is Late Eburnean in age and occurs principally as shear-controlled quartz lodes. The mineralized shears are preferentially focused on heterogeneities favoured by sedimentary – volcanic rock contacts. A spatial, and probable genetic, link of

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mineralization to minor felsic intrusions is apparent. Veins vary from single or parallel shear veins to complex anastomosing arrays including splays.

The granite body to the south of the property postdates the volcano-sedimentary formations as well as the regional deformation episode, as evidenced by the superimposed hornfels aureole. Andalousite-sillimanite assemblages characterize the metamorphic halo at Gambo and biotite is commonly found in the sedimentary units at RZ.

The post-Eburnean sedimentary units have not been recognized on the Sega property.

The Bakou mineralized structure is associated with  N-S trending sedimentary sequences intruded by quartz-feldspar porphyry dykes and bracketed by an assemblage of mafic volcanic rocks and gabbro intrusives. The RZ mineralization is associated with an E-W shear zone along a metasedimentary-metavolcanic contact and is connected in a large-scale fold with Bakou. An array of steep N-S veins was defined on the south of the RZ main zone. Mineralization of the two Gambo deposits is associated with a NE-dipping shear along the contact of hangingwall metabasalts with footwall metasediment dry rocks. Gold mineralization at Tiba W is associated with shear zones in a sediment dominated domain, whereas Tiba E is related to shears at contacts between volcanic and sedimentary rocks.

The rocks in the permit area have undergone surface weathering that has formed a lateritic profile typical of humid tropical climate conditions. Drilling by Orezone and previous operators has shown that the depth of weathering reaches averages of 60-70 m at Bakou and Tiba,40-90 m at RZ and 30-40 m at Gambo.

The geological knowledge of the property is restricted due to the lack of outcrops and locally deep lateritic weathering profile.

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Figure 6.1 — Geology of the Sega Property

606000 mE
608000 mE
610000 mE
612000 mE
614000 mE
616000 mE
1488000 mN
1486000 mN
1484000 mN
1482000 mN
1480000 mN
1478000 mN
1476000 mN
1474000 mN
Geology Legend
Dolerite
Seguenega Village
Guibou Zone
Tiba Zones
RZ Zone
Bakou Zone
Gambo Zone
Kyebelga Zone
Orezone Resources Inc.
Seguenega Property
Local Geology and Regolith

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6.3          Structural Geology

Most mineralized fault systems were active in response to sub-horizontal, WNW-ESE shortening. Strike-slip displacement dominates over dip-slip displacement, except in moderately dipping structures, and most high-grade shoots plunge steeply within steeply-dipping planes.

Gold mineralization at Sega is interpreted to postdate D1 folding and penetrative fabric development as well as a contact metamorphism event (between D1 and D2?). This event is responsible for the formation of hornfels in the SE sector of the property that affects the host rocks to the Gambo South and Bakou South zones. Mineralized zones are overprinted by D3 folding and crenulation.

In most cases on the permit, competency contrast at contacts between volcanic and sedimentary rocks seems to have played an important role in focusing strain and developing auriferous veins.

Three major deformation episodes of the Paleo-proterozoic Eburnean Orogeny (D1, D2 and D3), as well as intrusion of mafic to felsic stocks, sills and dykes, with associated contact metamorphism, have been recognized in the Birimian rocks on the Séguénéga permit:

•	D1:	NW-SE compression, creating upright, shallowly-plunging, NE-trending folds; massive, white quartz veins occur in bedding-parallel thrusts and NW faults that cut lithological contacts;

•	D2:

WNW-ESE-directed compression event generating moderately to steeply E-NE plunging folds with steep axial planar foliation. Vitreous grey quartz veins developed during early D2. Early faults, such as Gambo, appear to have been reactivated during this event.

•	D3:

the intensity of the deformation varies greatly; interpretation of kinematic indicators on the Sega property suggest D3 has only caused local kinking, but this event is believed to be responsible for the regional re-organisation of the belt hosting the Sega deposits.

A single progressive deformation event during the Birimian has been proposed by some, instead of three distinct orogenic events.

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SECTION 7

Deposit Types

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7.0          DEPOSIT TYPES

The West African Lower Proterozoic greenstone belts have produced world-class gold deposits, such as the Obuasi mines of Ashanti Goldfields Corp. in Ghana that have been in continuous production since 1897. The primary gold deposits occur in the sedimentary and volcano-sedimentary formations that have undergone multi-phase deformation.

The gold deposits in West Africa have been classified into the following types:

1.         Structurally-controlled, epigenetic lode or stockwork mineralization related to major shear zones with native gold and polymetallic sulphides (Poura, Burkina Faso; Kalana and Mali);

2.         Structurally-controlled, epigenetic lode or stockwork mineralization related to major shear zones and characterized by the inclusion of gold in the crystals structure of the sulphides, often locked in arsenopyrite (Ashanti type: Obuasi, Ghana);

3.         Syngenetic, stratabound deposits hosted in tourmalinized turbidites (Loulo, Mali);

4.         Disseminated sulphides hosted in volcanic or plutonic rocks (Syama, Mali; Yaouré, Ivory Coast; granitoid-hosted Ayanfuri, Ghana);

5.         Paleo-placer deposits; auriferous quartz-pebble conglomerates (Tarkwa, Ghana); modern placers (eluvial, alluvial).

A direct spatial association has been observed between major shear zones and the Bakou, Gambo, RZ and Tiba deposits. The classic shear-hosted quartz, sericite schist gold mineralization model (Type 1) appears to apply at Sega.

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SECTION 8

Mineralization

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8.0          MINERALIZATION

8.1          Introduction

The Séguénéga Permit is host to numerous gold occurrences, many of which have been worked by artisan miners. The gold mineralization is hosted in shear zones and is closely associated with syntectonic quartz veins. The auriferous veins occupy openings within the shears and in the adjacent altered rocks. Gold mineralization is associated with dominantly strike-slip shear zones that developed in response to sub-horizontal WNW-ESE compression. The composite shear zone array includes reactivated, pre-existing structures (probably Gambo) as well as newly-formed shear zones (RZ). Non-vertical structures such as Gambo underwent oblique thrusting instead of strike-slip shearing.

8.2          Bakou Deposit

The Bakou deposit consists of vein and stockwork quartz-carbonate-sulphide mineralization occurring within an array of sub-parallel N-S structures within a steeply west-dipping to subvertical, dominantly sinistral shear zone with a normal component of movement (D, Kerr, 2005). The mineralization is spatially associated with premineral and late mineral feldspar-quartz porphyry dykes.

The mineralization is accompanied by strong sericite-carbonate-quartz-chlorite-biotite alteration and the sulphides are represented by disseminated pyrite, arsenopyrite, pyrrhotite and chalcopyrite. The mineralized structures have been traced over some 2 km and have been defined by drilling locally as deep as 250 m below surface. The main mineralized zone is about 20 to 40 m wide, while the splays and parallel zones are a few tens of cm to 5 m wide.

The shear zone is up to 150-200 m wide and cuts through a package of clastic sedimentary and volcano-sedimentary rocks that is bounded west and east by mafic meta-volcanic rocks and gabbro intrusives. Toward the north, the main mineralized structure splits into several N-S and N-NW horsetail splays compatible with a sinistral shear (see Appendix H). However, one continuous mineralized structure extends into RZ and connects the two in a large-scale fold.

Most of the known gold resource at RZ is associated with subparallel, sulphide-bearing quartz veins within an E-W, steeply N-dipping (70-80º), dextral shear zone that juxtaposes clastic metasedimentary rocks to the north with metavolcanic rocks and mafic intrusives to the south. The quartz veins are hosted by strongly sheared mafic volcanic rocks, siltstone, argillite and mafic dykes. The veins are composed of quartz with trace pyrite and arsenopyrite and visible gold. They are about 5-10 m wide and they have been defined by drilling to a maximum depth of about 250 m. Gray quartz veins and pyrite-chalcopyrite disseminations occur in the wall rock.

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The zone extends into RZ East which constitutes via a large-scale fold the junction with the N-S trending Bakou mineralization. RZ West lies on the west side of a major NNW-striking fault exhibiting a sinistral apparent sense of displacement.

Gold mineralization also occurs in a set of narrow subparallel N-S trending, sub-vertical quartz-carbonate veins zones hosted by mafic volcanic  rocks south of RZ main zone.

8.3          Gambo Deposit

The Gambo gold mineralization is hosted in two distinct bodies made of vein arrays controlled by a NE-dipping, oblique (sinistral-reverse) shear zone. The bulk of the resource is contained in the Gambo South deposit, in parallel quartz veins with pyrite, pyrrhotite, arsenopyrite and trace chalcopyrite and within an envelope of hydrothermal alteration and quartz veining containing up to 2% sulphides. The mineralization is associated with a shear zone cutting through metasedimentary rocks and straddles the contact between a gabbro occurring in the hangingwall and a porphyritic andesite, probably an intrusive, on the footwall. Late-stage quartz extension veinlets marginally contribute to the resource at Gambo.

The zones dip 45-50° in the south sector and steepen up to 65-70° in the north. The dip change is accompanied by a strike change from NW in the south to N-NW in the north. The width of the main deposit, Gambo 2 South, varies from 5 to 10 m at the extremities to about 30 m in the core. The mineralized structure has been defined by drilling over about 500 m along strike and to a maximum depth of about 150 m below surface.

The Gambo 2 North deposit is a single, 65-70° NE-dipping body with average widths ranging from 3 to 10 m. The trend of the zone changes from NW on the south to N-NW at the NW end. The mineralized structure has been defined by drilling over some 600 m of strike length and to a maximum depth of about 140 m below surface.

8.4          Tiba Deposits

The Tiba prospects are located in the northern part of the property and have been broken down into the Tiba East and West sectors. The Tiba region is dominated by arkose, siltstone and argillite, with a hornblende diorite body near Tiba 3. Resources were delineated in the Tiba 1 and 3 (at West) and Tiba 4 (Tiba 1E) and Tiba 5 (Tiba 3SE) at East.

Tiba 1 consists of two narrow, ENE-trending, subvertical structures within a sinistral shear zone. The gold is associated with the northern sulphide-bearing quartz vein hosted by sheared and altered siltstone and argillite. Even pervasively altered wall rock assays carry only 100’s of ppb Au. The southern structure, 90 m away, with the intervening low gold grade Tiba 1-1 (defined by only four drill holes), is interpreted as the possible western extension of the Tiba 4 zone.

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The Tiba 3 prospect is located 800 m to the E-SE of Tiba 1. The mineralization is hosted by three subparallel, highly deformed quartz veins dipping 45° to 55° N, in sheared metasedimentary rocks, chloritic and sericitic schist, and weakly foliated hornblende diorite. The Tiba 3 mineralization is characterized by low gold grades.

The Tiba 4 (Tiba 1E) lies about 1 km to the east of Tiba 1 and 300 m to the NE of Tiba3. It has been delineated over a strike length of 600 m. The mineralization is hosted in an array of subvertical quartz veins associated with NE, ENE and ESE sinistral shear zones within a metasedimentary unit bracketed by mafic metavolcanic rocks.

The Tiba 5 (Tiba 3SE) prospect is located about 1.5 km to the east of Tiba 3 and 1 km to the E-SE of Tiba 4. The E-W trending, steeply N-dipping mineralization has been traced over a strike length of about 250 m. The mineralization is contained in a shear zone cutting through sedimentary units, near a contact with mafic effusive rocks on the north, as opposed to the setting at the other deposits. The meta-sedimentary rocks have been intruded by several narrow felsic dykes.

8.5          Other Sectors

Beside the Bakou, RZ, Gambo, and Tiba deposits that have received most of the exploration work so far, significant mineralization has also been documented in other sectors of the property (see Figure 6.1), namely at:

•           Bakou South, located 1.3 km along the southern extension of the N-S Bakou Shear Zone and 0.4 km east of Gambo South. The prospect, previously referred to as “Gambo 1”, has been interpreted as a steeply E-dipping, sinistral-reverse shear zone with narrow quartz veins;

•           Guibou, a prospect located about 3 km along strike to the WSW of Tiba-1. It consists of a metasedimentary-hosted, E- to ENE-trending quartz vein array. The principal quartz vein is rarely more than 0.5 m wide, and is characterized by minor pyrite along its margins and wall rock alteration;

•           Kyébelga is located in the south-central sector of the permit. The mineralization is associated with shear-hosted quartz veins in paraschist and sheared granite. At least six NNE- to NE-striking veins, most of them with north-westerly dip of 70°-90°, have been outlined. The veins are hosted in sedimentary units located immediately to the north of the biotite granite that borders the south part of the permit;

•           Kyébelga North hosts gold mineralization associated with NW, N-S and NNE-striking quartz veins in narrow shear zones within basaltic lavas and mafic intrusive rocks. First-order milky quartz veins rarely exceed 2 m in true width and have limited sericite-pyrite-carbonate-quartz alteration selvages. There is a spatial association with sericitized felsic porphyry dykes;

•           The Kyébelga NW prospect is located 2 km to the east of the Bakou prospect and at about 1.2 km to the N-NW of the Kyébelga showing. The mineralization is

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associated with variously oriented quartz veins, with predominant systems along N-NE and NW, hosted by a N-S shear zone cutting through mafic meta-volcanic rocks, focused along the east margin of a felsic intrusive. Low grade mineralization over widths on the order of 10 m were defined by Orezone;

•           The Kamense showing is located in the central portion of the permit, between the Bakou and Tiba prospects and to the north of the Kyébelga and Kyébelga NW showings. A line of RAB holes completed by Placer Dome intersected a 20 m wide gold anomalous zone;

•           The RZ South prospect is located some 250 m due south of the western end of RZ-1 Central. It is interpreted to include 4 or 5, subvertical and narrow, NNW-trending shear zones hosted by chloritized and carbonatized mafic intrusives and basalts. This mineralization is characterized by cm- to dm-scale quartz veins (with accessory sulphides and tourmaline) accompanied by second-order extension quartz veinlets. This zone may be the major NNW cross-fault that separates RZ from RZ West;

•           At least three mineralized quartz veins have been recognized in a NNE-striking vein array on the southeast flank of the “Montagne Sacrée”. Orezone’s initial drilling plan was prevented on religious grounds but for a single drill hole collared 50 m SSW of its planned position;

•           Gambo SW located to the W of Gambo N consists in a narrow mineralized zone associated with a felsic dyke;

•           Sampelga, 2.5 km to the NE of Tiba 1E, is a NE trending mineralized zone associated with sheared metasedimentary rocks near a contact with metavolcanic rocks;

•           Other targets that have been mapped and sampled by Orezone, such as Gambo MS to the NE of Gambo N or a NNW-striking quartz vein about 400 m SW of Bakou exploited by orpailleurs.

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SECTION 9

Exploration

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9.0          EXPLORATION

Orezone’s field activities after Met-Chem’s visit in June 2005 focused on increasing the gold resources on the permit and initiating pre-feasibility studies. The following activities were done on Sega sine:

•           Geological mapping of outcrops and artisanal miners’ exposures, structural studies, geochemical, ground and airborne geophysical surveys were carried out in order to identify new drill targets. In particular, the interpreted junction between the RZ and Bakou structures was investigated by Magnetometer and IP surveying prior to drilling.

•           Core and RC drilling was successful in delineating additional gold mineralization in the main deposits, like at depth at RZ, while the known zones were further investigated by follow-up or definition drilling. Drilling at Bakou focused on closing a gap in the horsetail structure at the North of Bakou and establishing the continuity between Bakou and RZ via RZ East, thus defining additional resources. An array of N-S trending, subvertical gold-quartz veins on the south of the RZ was investigated by E-W oriented drill holes. These veins had been previously poorly defined by the N-S drill holes directed at the E-W trending RZ zone. The Tiba prospect was given particular attention, which resulted in the discovery of two new zones, Tiba 4 (Tiba 1E) and Tiba 5 (Tiba 3SE).

•           A series of holes were also drilled at RZ, Bakou, Gambo 2, Tiba 1E and Tiba 3SE (Tiba 4 and 5) to collect samples for metallurgical (column leach) tests (Table 9.1).

•           Improvement on the understanding of the deposits and increased confidence level on the results were gained by re-logging all the core and RC chips. Toward this goal, as well, the overall proportion of core drilling as compared to RC drilling was increased from 2% at the time of Met-Chem’s visit to 10.8%. Most of this core was oriented and complemented the data gathered in the field for structural studies. A program of specific gravity determination from core samples was also implemented.

•           A high-resolution aerial photogrammetric survey was flown and a Digital Terrain Model (DTM) and photo mosaic was prepared. All the drillhole collars were resurveyed using a total station instrument. Terraquest started an airborne survey over the Sega area in July 2007.

•           In-house modelling and resources estimation of the Bakou, RZ, Gambo and Tiba deposits were validated by Met-Chem. A technical mining and environmental scoping study was completed by GENIVAR in 2007.

•           Mr. Laurent Coulibaly became the dedicated expert defining and implementing Orezone’s QA-QC procedures.

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•           Orezone optioned ground around the original Séguénéga permit, thus increasing its prospective land tenure to some 1,200 km2.

•           A summary on the exploration activities partly or specifically targeted at four deposit areas on the Sega Project is provided in Table 9.1.

Table 9.1 — Summary of the Main Recent Exploration Work at Bakou, RZ, Gambo and Tiba

Orezone	2005-06	• mapping, sampling, structural interpretation;
Resources Inc.		• geochemical sampling;
		• IP survey, notably over RZ E (connection with Bakou);
		• ground MAG survey;
		• RC and core drilling (mostly oriented core);
		Prospect	RC holes	RC (m)	Core holes	Core (m)
		Bakou	22	1,936	4	598
		Gambo 2	9	638	4	832
		RZ	73	6,994	21	3,571
		Tiba 1	1	75
		Tiba 3	3	225
		Tiba 4	90	6,378	3	260
		Tiba 5	51	3,716	2	140
		• metallurgical holes:
			Prospect	Holes	(m)
			Bakou	2	160
			Gambo 2	1	80
			RZ	2	150
			Tiba 4 (1 E)	3	230
			Tiba 5 (3 SE)	2	140
		• petrography study, microprobe analysis;
		• density determination on core samples;
		• topographic survey of collars of holes drilled since 1997;
		• low-altitude aerial photographic survey (132 km2 area) and production of topographic model (30 cm definition);
		• metallurgical sampling, column leach testing;
		• environmental (baseline) study on the Sega Project (SOCREGE);
		• resource modeling and estimating (in-house);
		• validation by Met-Chem of in-house resources (NI 43-101 report) for the Bakou, Gambo and RZ deposits.

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Table 9.1 — Summary of the Main Recent Exploration Work at Bakou, RZ, Gambo and Tiba (continued)

Orezone Resources Inc.	2007 (Jan-Jul)	• 125 RC samples selected by GENIVAR and analysed by SGS repeated by Abilab Ouagadougou;
• final DTM and photo mosaic delivered by GISAIR;
• Technical mining and environmental scoping study for the Sega Project (GENIVAR);
• High-resolution resistivity surveys (51.6 km) on Tiba, RZ, Gambo, Bakou and RZ-Bakou splay (SAGAX Afrique);
• airborne survey over the Sega area by Terraquest (started in July);
• Met-Chem Canada Inc. visited Tiba project from May 29 to June 2; analytical results for the 63 RC and 21 core check samples received;
• 10 core holes (1,316 m), on RZ-Bakou and Bakou structures;
• mapping on target MG714 of Tiba permit;
• 17 core holes (2,100 m) on Bakou, Gambo, Tiba1 East and Tiba 3 SE structures;
• follow-up RC drilling program (59 holes for 3,275 m) planned for August 2007.

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SECTION 10

Drilling

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10.0        DRILLING

10.1        Introduction

The RC method has been widely used by Orezone for the exploration and definition drilling of the deposits. However, an increased proportion of core holes versus RC holes have been drilled since June 2005, bringing the ratio core/RC meterage from 2% to about 10.8% (Tables 10.1 and 10.2) for the holes used in the present resource estimation, drilled since 1997. Drilling a higher proportion of core holes was one of Met-Chem’s recommendations.

Table 10.1 — Proportion of Core versus RC Drill Holes Used in the Resource Estimation

Project
Deposits	RC Holes		Core Holes		RC Versus Core Holes
	Number	Meterage	Number	Meterage	% Meterage
Bakou	220	21,239	8	1,208	5.7%
Gambo	185	16,313	9	1,329	8.1%
RZ	280	29,272	31	5,378	18.4%
Tiba	162	13,325	10	753	5.7%
TOTAL	847	80,149	58	8,668	10.8%

Table 10.2 — Proportion of Core and RC Holes Drilled by Orezone and Used in the Resource Estimation

Project Deposits	Total Holes Drilled	Holes Drilled by Orezone
Bakou	228	219
Gambo	194	156
RZ	311	311
Tiba	172	159

The additional core holes provide details on the geology and structure of the deposits. Since October 2005, the core was oriented using the spear marking system.

It is generally accepted that 5 to 15% of core drilling, including twinned core-RC holes, is necessary to validate the results from the RC chips. Originally, Orezone did not carry out a significant percentage of diamond drilling at Sega since the gold determination relied on analysis of 2-kg RC samples. Large samples submitted to bottle roll analysis were preferred by Orezone over the 30 or 50 g commonly used for fire assay. Met-Chem agrees that, by virtue of their larger size, they should constitute more representative samples, in terms of gold content.

However, some of the vein arrays seem to be rather complex, particularly the northern termination of Bakou. This additional core drilling certainly facilitated the interpretation

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of the geometry and distribution of the vein sets and enhanced confidence in hole-to-hole correlations.

Most of the recent drilling has been completed by WADS (mostly RC, core at Tiba) and Boart Longyear (mostly core).

RC drilling commissioned by Orezone was carried out with a 5-inch hammer bit. Diamond drilling was done with rigs equipped with a conventional core barrel to retrieve HQ (63.5 mm) core, reduced to the NQ (47.6 mm) diameter in the lower part of the hole. WADS preferred to drill the complete holes without reducing the diameter. Few diamond drill holes were pre-collared, but when water was encountered, often at 80-90 m, the upper portion of the hole was reamed and completed by core drilling.

Recoveries in the RC holes are based on sample weights and have been calculated by Orezone to be typically 95 to 100% of the material expected. The core recovery averages 90% in the rocks in the saprolite and transitional zones and 98% in the primary zone. Met-Chem considers these recoveries as very good.

The RC and core holes have largely been drilled against the dip of the mineralized zones. The final drill pattern was achieved at 25-m spacing in most of the deposits. However, the holes drilled toward the east at -70º into the subvertical N-S veins at RZ do not cut the mineralized zones at an optimal angle. The steep angle was selected in order to investigate flat-lying to shallowly north-dipping veins, in addition to the subvertical zones. Although they were cut at low angle by the drillholes Met-Chem considers the width of the subvertical mineralized zones should be reasonably determined by these holes, considering the tight hole spacing (25 m) and the control on the deviation achieved by the down-hole surveys.

Likewise, a portion of RZ East was investigated by holes drilled to the north, along the dip.

10.2        Hole Planning, Site Preparation and Set-Up

The procedure followed by Orezone to plan new RC and diamond drill holes starts with the project geologist laying out proposed holes with the help of maps and sections drawn with MapInfo-Discover and Gemcom software. The recommended holes are revised by the Exploration Manager and the Vice President of Exploration of Orezone. Finally, the drill program is discussed, agreed upon and lastly double-checked by the project geologist to eliminate all errors.

A hand-held GPS is used to locate and prepare the pads for the planned holes. The hole collars are spotted in the field and pegged using a Differential Global Positioning System (DGPS). The field geologist uses the DGPS to mark the fore and back sights using

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pickets for drill rig alignment and orientation purposes. The geologist assists the positioning of the drill and checks the requested dip angle.

Once drilled, the casing was surveyed using a DGPS. The DGPS accuracy is validated on a known control station and a 10-cm accuracy is sought. Finally, Orezone had all the drill holes surveyed by a local contractor, Sté La Boussole, Ouagadougou using a Leica total station instrument. Four geodetic stations tied to the national grid system were set up on the property by La Boussole in order to build a network of control survey stations allowing the re-survey of all the drill holes collars back to 1997.

The planned and final collar coordinates are transferred into the database as “collar” files.

10.3        Deviational Survey

An Orezone crew conducted the down-the-hole deviational surveys in the open RC holes after drilling was completed. Readings were taken at 25 m increments starting at 6 m below the collar. Readings in core holes are taken once or twice a day with the instrument positioned 6 m ahead of the drill string to avoid magnetic interference. If the distance between sucessive tests exceed 30 m, rods are removed to take additional reading and maintain on average 25 m between successive readings. The path of the holes was surveyed using a Reflex instrument that measures several parameters, among them the plunge and the three components of the magnetic field, and relies on a compass to read the azimuth. The azimuth angles are validated by the measure of the intensity of the magnetic field, which indicates whether the compass readings were affected by local magnetism and by an accelerometer that tells whether the instrument was still at the time the measurement was taken.

The hole deviation at Sega is typical of most projects where the vast majority of the holes flatten with depth and wander off section to the right of a straight line. A hexagonal core barrel was used systematically after holes BKD34 and RZD38 to minimize deviation.

Even though state-of-the-art technology, the instrument occasionally produces some obvious incorrect results. However, these spurious readings can be filtered out and the deviation path can be calculated. In Met-Chem’s opinion, the method adequately determines the position of the samples from which the true widths of the mineralized structures is defined and the resources calculated.

10.4        Hole Logging Procedures

10.4.1      Core Logging

The core is recovered by the drillers and stored in boxes with wooden blocks inserted after each run to indicate the depth. A technician calculates the Rock Quality Designation (RQD) at the drill. At the end of the shifts, the boxes are closed and transported to a new,

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covered but not enclosed storage area in Séguénéga. Prior to logging, the core pieces are fitted together in order to check the depth markers placed by the drillers and possible core mix-ups, and to calculate the core recovery. The reference line of the oriented core is drawn from the spear imprint and the geotechnical parameters are logged. The core is placed back in the boxes to clearly display the line of reference or the angle between the dominant fabric (bedding, foliation) and the core axis. Then the lithological contacts, the structural features, the mineralized zones and the samples are marked up.

The following information is recorded in the core logs in an Excel spreadsheet:

•	Geology:	Lithology, Colour (using a standard soil colour chart), Texture, Grain size, Weathering (oxide/semi-oxide, transition, fresh), Alteration, Quartz veins, Sulphides, Mineralogy;

•	Structure:	AZ and dip of S0, S1, shear, fracture, joint, infill, colour, thickness, bedding, crenulation, veins, quality of the measurement, geologist, date;

•	Samples:	Number (allowing for the control samples), Weight, Mineralogy and abundance (volume %) of Veins and Mineralization;

•	Geotechnical:	Rock strength, weathering, joint sets with type, count, angle, roughness, alteration, infill, roughness.

All the core boxes were photographed before the core was marked and cut for assaying. The photographic records were downloaded as individual computer files.

All drill core is laid out in clearly marked one meter long galvanized metal boxes stored in racks at Orezone’s storage area in Séguénéga.

10.4.2      RC Chips Logging

A quick log of the chips is done at the drill to check for the mineralized zones and extend the hole if necessary. The bags containing the RC chips are transported from the drill to Orezone’s storage area in Séguénéga where they are weighed to estimate recovery and submitted to magnetic susceptibility measurements. The detailed description of the cuttings is done in a manner similar to the core.

The RC chips left after sampling are saved in plastic bags at the Séguénéga storage area. Small samples of screened and washed chips from all the 1-m runs are saved in clearly labelled plastic boxes (chip boxes) bearing the assay results for the mineralized intercepts.

All the measurements in the field, the parameters related to geological and geotechnical logging and sampling of the RC and core holes were captured directly in fixed forms with menus on an Excel platform loaded in handheld computers, to eliminate description and

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transcription errors. All the features were logged using standard codes. The logs were checked daily by the project geologist for completeness and accuracy.

10.5        Verification by Met-Chem

The location of several hole collars and trenches on the Bakou, RZ, RZ East, RZ N-S veins, Tiba 1E and Tiba 3SE prospects was verified in the field by Met-Chem using a hand-held GPS and a Brunton compass. The drill hole collars are clearly marked by a PVC tube set in a concrete slab inscribed with the hole number. Some PVC tubes were pulled by local inhabitants to be used as eaves trough or piping.

No discrepancies were found between the location, numbering or orientation of the 18 holes verified in the field and the maps and the database. The coordinates measured by Met-Chem were within the 5 m precision of the hand-held GPS.

The core of the 16 holes selected by Met-Chem for examination was laid out by Orezone staff (Table 10.3).

Table 10.3 — Core and RC Selected by Met-Chem

ZONE	Holes Examined
	Core	RC Chips
RZ	8	21
Bakou	2	3
Tiba 4 (Tiba 1E)	3	-
Tiba 5 (Tiba 3SE)	2	1
Gambo 2	1	1
Gambo SW	-	7

The meterage on the depths markers in the core boxes generally corresponded to the actual depth of the holes and the core lengths. The lithology or mineralization contacts checked matched the information reported in the drill logs. Met-Chem noticed that the presence of VG in RZD021 was recorded. Mineralization visually matched the assay results, except for some holes from Bakou, where gold locally occurs even with little expressed quartz, which Orezone’s geologists found is typical of the mineralization in this zone.

The core sampled (quarter core) by GENIVAR in holes RZD021, BK 034, T3D 025 and T1 032 was observed.

A few errors were found with the marker blocks (RZD038, RZD021). A few sample tags had been chewed up, probably by small rodents, but the sample numbers are written in felt pen on the boxes. Some blocks were found to have been moved during handling. The

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relatively large amount of core checked by Met-Chem points to these as isolated errors, which should not have a significant impact on the resource estimate.

The chip boxes for 33 RC holes selected by Met-Chem for spot checking were laid out by Orezone staff (Table 10.3). Alteration or sulphide content was checked against the logs for the mineralized intervals. Intercepts of massive quartz veins or strongly altered material bracketed by non-altered material were noted for comparison with the entries in the database.

No discrepancies were found by Met-Chem between the observations on the chip samples and the entries in the database.

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SECTION 11

Sample Method and Approach

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11.0        SAMPLING METHOD AND APPROACH

11.1        Introduction

Each core or RC sample is given a unique identification number by numerical order, rather than setting aside specific series of numbers for different projects or sample type, thus reducing the risk of errors. The numbers attributed to the field samples incorporate the pre-determined numbers assigned to the Quality Control (QC) samples, according to the procedure outlined in Section 13.3.

11.2        Reverse Circulation Drilling

The RC samples are systematically collected every meter, for the entire length of the holes. The material from the cyclone underflow is placed in polypropylene bags labelled with the sample identification and hole numbers.

The samples averaging 20 to 35-kg, are transported to the storage area where they are reduced by multistage riffle splitters to obtain 5-kg sub-samples. The field duplicates are prepared at this stage and inserted into the sample stream. The splitter is cleaned after each sample with a brush or a rag. The damp samples are dried in the sun. The rejects for all the samples are kept until assay results are available. Then, all the samples carrying more than 100 ppb of gold are saved at the campsite in thick polypropylene bags and others are discarded.

The 5-kg samples are transported in rice bags to the Orezone’s warehouse in Ouagadougou. The following information is entered into the sample book and tabulated in computer files: Date, Hole-ID, Interval, Sample Number, Number of Samples, Sampler, and Type of Analysis requested.

Met-Chem noticed that the coarse reject RC sample bags were piled up directly on the concrete slab. Some rainwater had affected some of the bags on the outside stacks. Met-Chem recommends building a low wall around the storage area to deflect runoffs.

11.3        Diamond Drilling

The sample intervals are usually chosen at 1 m lengths by the geologist, after adjustments with the contacts of the mineralized intervals and the lithological units. The sample intervals are lengthened in the sections of reduced core, poor recovery or for the ones selected for field duplicates in order to obtain enough material for assay purposes.

A diamond blade rock saw is used to cut the core lengthwise, along the reference line of the oriented core, or following a line drawn by the geologist across the dominant fabric.

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The core is washed before logging, but the rock saw uses decanted but re-circulated water. The technician responsible for sawing the core adds a note in the assay book if visible gold has been observed on the cut surface, for validation of the analytical results.

One half of the core, always the same marked with the barbs of the reference line, is weighed and submitted to analytical work while the second half is retained as a reference sample. A stub from the assay book is placed in the bag with the sample to be sent to the laboratory. Another stub is left underneath the core at the end of the sample interval. The sample numbers are also written on the boxes with a felt marker.

11.4        Field Checks by Met-Chem

While examining core, Met-Chem noticed that the technician cuts the core along the line marked by the geologist to separate the samples, as well as the reference line of the orientation core, in such a way that the lines are on the pieces of core sent for assay. Met-Chem recommends as good practice to mark the original sample limits on the core kept in the boxes for future reference and keeps the orientation line as well.

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SECTION 12

Sample Preparation, Analysis and Security

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12.0        SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1        Introduction

Partly to answer Orezone’s needs, new laboratory services became available in Ouagadougou in 2005-2006. Sample preparation, BLEG analyses and fire assaying are offered at Abilab’s facilities. SGS acquired and expanded the QPS preparation facilities, and later started fire assaying and BLEG analyses. A new preparation facility opened under the name of BIGS Global, and a laboratory with fire assay and BLEG capability was under construction at the time of Met-Chem’s visit.

This has resulted in shorter turnaround time and easier supervision by Orezone of the quality of the services performed by the laboratories.

12.2        Sample Preparation

The 5-kg RC and 2.5-kg core sub-samples are shipped from the site to Orezone’s warehouse in Ouagadougou with a shipment form filled by the project geologist. The information provided includes the project number, sample type, weight and interval, as well as a request for inclusion of the QC samples other than the field duplicates. The form is sent by e-mail and as a paper copy.

Upon receipt at Orezone’s warehouse, the samples are checked against the list, sorted and verified for spilled, mislabelled or missing samples before being shipped to a lab for preparation. The samples are returned to the warehouse and then riffle split to 2 kg (for BLEG analyses) or 500 g (for Fire Assays) and can be used as original samples, blind duplicates and Lab Aware duplicate samples. The remaining portion is stored for future reference. The combined field and QC samples are dispatched to the various laboratories for analysis. A submittal form indicating the batch and samples numbers, the number of samples and of bags accompanies the samples to the laboratory.

The three sample preparation facilities in Ouagadougou used by Orezone were visited by Met-Chem. Some details can be found in Section 13.5.2 of this report, but they essentially use the same methodology.

After drying, the entire 5-kg sample is crushed to 6 mm and ground in a vertical continuous Keegor disc pulverizer to achieve 75-95% passing 75 microns.

A chart illustrating the sample preparation procedure is provided under Appendix C.

Several steps are taken in order to prevent sample-to-sample contamination at the preparation stage. The sample bags are emptied into metal pans that have been blown clean with compressed air. The samples are recovered at the underflow of the pulverizer in a clean pan lined with a single-use thin plastic bag, at Orezone’s request. The saved

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fraction will be left in this bag inserted into a new, thick plastic bag. The apparatus is cleaned by feeding it barren material and by using vacuum and compressed air. Met-Chem agrees these precautions are adequate.

12.3        Sample Analysis – Analytical Procedures

The RC samples were analysed using the BLEG technique on 2-kg samples until February 2006 when the LeachWELL® accelerated cyanide extraction process was adopted. Tails are analysed by fire assay on all samples exceeding 500 ppb. The core samples are assayed for gold by fire assay on 50-g aliquots. In 2006, the core samples have also been submitted to BLEG analysis.

Both SGS and ALS Chemex (Abilab) currently use basically the same procedure (see Appendix D). Samples weighing 2-kg were analyzed using bottle roll cyanide leach. The samples are poured into a bottle with water, a leaching solution and LeachWELL® tablets and then are placed on a roller for twenty-four hours. LeachWELL® is a catalyst formulated to increase the dissolution rate of gold in the samples. The gold is dissolved through formation of its cyanide complex, which can be concentrated through the process of solvent extraction. Gold content in the solution (liquor) is determined using atomic absorption analysis. For all the samples having liquor grade over 500 ppb Au, the tail is washed, dried and a 50-g charge is split and submitted to fire assay.

The laboratories provide the assay results on electronic text files. The original files are saved “as received” in a global database by Orezone’s GIS (Geographic Information System) geologist. A copy is transferred into Excel files and the blank cells are removed and the “less than” signs are replaced by a negative number to be saved as a “sampling” file. The assay results are automatically merged with the drill logs using the VLOOKUP worksheet function of Excel. The sample intervals in the “From” and “To” fields are cross-checked by applying formulas.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou, unlike those from the laboratories previously used in Ghana, show significant gold grades, suggesting a cyanide extraction ranging from only 40 to 90%, with an average in the order of 65%. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process for all the projects.

However, it has to be stressed that virtually all the assay results used for the resource estimates derived from 24-hour cyanide leach on 2-kg samples. Consequently, the mineral resources may have been underestimated since the 2006 results suggest that the gold grade of the samples may be higher.

The BLEG method, as well as the results obtained from the samples submitted to Transworld in Ghana was discussed in Met-Chem’s Technical Report dated February,

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2006. The fact that Orezone discovered that Transworld used the added LeachWELL® reagent process for a while without informing them is also mentioned in this report.

12.4        Sample Security

The RC samples and the drill core retrieved by the drillers are collected and handled at the drill site by Orezone personnel. The samples are transported to the storage area in Séguénéga, split and sent to the Orezone warehouse in Ouagadougou. The storage area is fenced and security is provided permanently by a watchman. The warehouse in Ouagadougou is an enclosed building. From there, the samples are checked, sent to the preparation facilities in Ouagadougou and returned to Orezone’s warehouse. Finally, the samples are dispatched to the analytical laboratories. The samples are continually under the direct control of Orezone, who monitors the preparation and shipment of the samples. This ensures reasonable chain of custody by Orezone from the drill sites to the analytical laboratory.

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SECTION 13

Data Verification

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13.0        DATA VERIFICATION

13.1        General

The Quality Assurance program employed at Sega consists of a quality management system covering all stages, from the exploration activities to the resource estimation and is designed to involve all employees.

The system starts with the recording of all field data into hand-held computers and then the downloading of this data into the mainframe computer.

The database is checked for errors at different levels, from the field office to the head office in Ottawa. The master database is managed by a GIS geologist in Ouagadougou.

As was planned by Orezone and was one of Met-Chem’s recommendations in 2005, Orezone started using a data management system (DataShed) that reads and directly merges data from different sources and then transfers them to mining programs such as Gemcom. One of the benefits of the software is that it limits the data manipulation to a minimum and does a number of cross validations. However, Orezone stopped using the software after 14 months due to lengthy commissioning problems, limited system adaptability and costly maintenance fees.

Monitoring the analytical results relies on the use of control samples included by Orezone and by the laboratory.

Met-Chem performed spot checks on the database and on the results obtained by Orezone’s QC samples.

13.2        Database Validation

13.2.1      Validation by Orezone

The data acquisition of all the field data relies entirely on the use of hand-held computers loaded with commercial and in-house software. The data captured by all the electronic instruments (computers, GPS, survey) are directly downloaded into the mainframe computer.

The database is first checked for errors and validated on site by the project geologist using the built-in validation modules of the different software and plotting the data using MapInfo and Gemcom.

The information is then transferred into the master database managed by a GIS geologist in Ouagadougou. Additional checks are carried out by the GIS geologist, the exploration

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vice president, exploration manager, and the QA person in Ouagadougou, and the resource geologist in Ottawa.

The information is saved in different files, mostly built as Excel spreadsheets, but Orezone is switching to Microsoft Access software with a direct link with MapInfo. The data in the master database can easily be tracked by project number, date and activities. Orezone tracks the samples by recording the project, job and certificate numbers, with the dates at the different stages followed by the samples.

The maps and the original signed laboratory certificates are saved and the old files are archived.

The integrity of the database is protected by restricted access, transfer of data using the VLookup function, filters and control formulas of Excel, validation by Gemcom and visual examination of the data. The author noticed that the USB key used by Met-Chem was scanned for viruses by the project geologist before copying some files. The IT personnel keep backups of the data in different buildings.

13.2.2      Verification by Met-Chem

Met-Chem checked the database in Ouagadougou and in Montreal and found a few minor errors, such as:

•           The dates changed in the Excel file named “Header”, probably due to a change of format in the cells during the transfer of the file;

•           A duplicate entry for the 12-13 m interval of TBC 720 in the 2005 “All FD” Excel database;

•           Multiple entries of sample assays in the PD worksheet of the 2005 “All PD” Excel file, as follows:

HOLE_ID	FROM	TO	Orig_Sample_ID	Au_Orig_ppb	PD_Sample_ID	Au_PD_ppb
TBC709	6	7	415267	387	415186	97
TBC709	6	7	415267	387	415186	97
TBC709	6	7	415267	387	415268	381
TBC709	6	7	415267	387	415268	381
TBC709	6	7	415185	105	415186	97
TBC709	60	61	415157	3759	414991	-1
TBC709	60	61	415157	3759	414991	-1
TBC709	60	61	415157	3759	415158	3701
TBC709	60	61	415157	3759	415158	3701
TBC709	60	61	414990	-1	414991	-1

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•          Coordinates in the From-To columns in the LA_PD worksheet of the “QC 2006” Excel file, as follows:

From	To	Sample Number
607737.9	1477545	480182
608897.4	1477146	480192
612101.2	1482611	480210

•          Coordinates in the From-To columns in the PD worksheet of the “QC 2006” Excel file, as follows:

Hole ID	From	To	Sample ID
RZEP09	607524.1	1477854	480185

•          Coordinates in the From-To columns in the PD worksheet of the “QC 2006” Excel file, as follows:

From	To	Sample ID
613899.7	1482433	480217

In Met-Chem’s opinion, these errors are minor and not very common in Orezone’s database and should have a negligible impact on the resources estimates.

Met-Chem did a random check of some original assay certificates. No discrepancies were found in the assay numbers or results between the laboratory certificates, the database entries and the drill sections.

13.3        Quality Control of the Laboratories by Orezone

13.3.1      Introduction

Since 2006, a sophisticated QA-QC system has been in place, with Mr. Laurent Coulibaly as a dedicated specialist responsible to monitor the program for Orezone. In addition to monitoring the current laboratory results, Mr. Coulibaly has started reviewing the results obtained in previous years, with a plan to revise all data back to the year 2000.

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The QA-QC system implemented by Orezone includes the insertion of blind standards, blanks, field and pulp duplicates into all the sample batches to monitor the performance of the analytical laboratories (Table 13.1). A total of 5% of control samples were added to the project samples before February 2005, and twice that many after that date.

The type and location of the control samples in the sample stream has been determined on the basis of randomly generated numbers. In this system, a control sample of pre-determined type is intercalated each time the last three digits in the sample numbering sequence correspond to these random numbers. Fifty random numbers between 1 and 999 were used before February 2005, and this was changed for a series of a hundred random numbers out of 1,000 after 2005 (Appendix E). The procedure insures the absence of bias that could be introduced by the geologist into the location of the control samples. However, this system results in a larger proportion of control samples located in waste material, where they provide limited information. This was discussed in Met-Chem’s report dated February 2006.

The control samples inserted by Orezone into the RC and core sample stream and are listed in Table 13.1.

Table 13.1 — Control Samples Inserted with the Field Samples

Control Sample	RC Holes	Core Holes
Blank	2%	2%
Standard	2%	2%
Field Duplicate	2%
Coarse (Crush) Duplicate		2%
Pulp Duplicate	4%	2%

As part of the control samples, the laboratory is requested by Orezone to implement analysis on pulp duplicate samples collected every 10 samples in the sequence. These samples are referred to as Lab-Aware (LA_PD) and are designed as a test against the blind duplicate samples inserted by Orezone to monitor the laboratory performance on duplicate assays.

In addition, since November 2005, Orezone has been systematically selecting 10% of the samples submitted to BLEG analysis to also be assayed by FA. The proportion was

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reduced to 5% in March 2006. A 100 g split is taken from the riffle splitter at the 2 kg BLEG sample reduction stage for that purpose.

The control samples inserted by Orezone into the samples selected for FA are listed in Table 13.2 and Appendix F. Both the blanks and standards are selected on the basis of their colour.

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Table 13.2 — Control Samples Inserted into the Samples Selected for FA

Control Sample	100 g Head Assay Samples
Blank, certified	2%
Blank, Orezone	3%
Standard, certified	5%
Pulp Duplicate	10%
TOTAL	20%

Recently, the prepared samples were sent to SGS in Ouagadougou, Abilab in Bamako and finally ALS-Abilab in Ouagadougou.

Met-Chem reviewed the QA-QC procedures and a series of results from the QC samples with L. Coulibaly at the Orezone office in Ouagadougou. Met-Chem also examined the results from the QC samples inserted by Orezone during the period January to December 2005 and from January to August 2006.

13.3.2      Blanks

Eolian sand from the Essakane project area was used as blank material used by Orezone at the time of the visit in 2005. Sterilized RC chips from the Orezone project are currently used. Several hundreds of kg of this material has been totally pulverized, homogenized by the preparation laboratory and by Orezone, using a concrete mixer prior to the field campaign. The material is bagged, clearly labeled as BLK and stored at the Orezone facility in Ouagadougou. The blanks (matching as best as possible their colour with that of the adjacent samples) are inserted.

Originally, one blank was added to each batch of 100 field samples, and then two blanks were added since the beginning of 2005. The fail-pass threshold applied by Orezone is 5 times the lower detection limit. A factor of twice the detection limit in 80% and 90% of the cases is commonly used in the industry for the coarse and pulp blanks, respectively.

Blanks help monitor the carry-over contamination and  improper sequencing of samples during sample preparation and analysis, as well as analytical precision close to detection limit. The random insertion of blanks is a more robust test of the laboratory. However, to fully serve their purpose, some blanks should be inserted within or immediately following visually identified high grade samples. Blanks should be prepared with the field samples from barren crushed material similar in appearance to RC chip samples. This was discussed in Met-Chem’s report dated February 2006.

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Met-Chem checked a database containing 683 blanks inserted by Orezone with the RC samples during the period of January to December 2005. 74 of the samples (10.8%) exceed Orezone’s rejection threshold of 5 times the detection limit.

141 of the blanks (20.6%) exceed the threshold of twice the detection limit 80% of the times (coarse blanks). The highest value for the set was 64 ppb, which would indicate that no sample swap or cross sample contamination occurred. The mean of the 683 blanks is 1.87 ppb, which is close to the detection limit. Met-Chem considers this as acceptable.

The database for the period January to August 2006 showed 319 blanks inserted into RC and core samples.

After removing four outliers (229, 3,093, 7,466 and 7,640 ppb), probably the results of sample swaps, 51 (16%) exceeded the 5 times the detection limit of 1 ppb, and 101 (31.6%) twice the detection limit. The mean is 3.9 ppb after removing outliers and setting the values below the detection limit to 0.

Met-Chem considers the performance of these blanks is not outstanding, although higher variability can be expected from these projects blanks as compared to certified blanks.

13.3.3      Standards

The standard reference materials (STD) used at Sega for insertion with the BLEG samples are prepared from lithologies encountered on the properties of Orezone (Tables 13.3 and 13.4). As for the blanks, several hundreds of kg of the various standards have been totally pulverized prior to the field campaign, bagged, clearly labeled and stored at the Orezone QC facility in Ouagadougou.

A mix of in-house standards and certified standard reference material is used as control samples for the Fire Assays (Appendix F and G).

Table 13.3 — List of In-house Standard Materials Used by Orezone; Origin

STD_ID	LOCATION	EASTING	NORTHING	STATUS	LAST USE
STD1	Essakane Heap			Not used	06/Jun/06
STD2	Bom Kodjele	193750	1603800	Used
STD3	Falagountou (Essakane)	192088	1591116	Used
STD4	Essakane	185148	1591164	Used
STD5	TR BDT11 62-76m	434990	1207610	Not used	21/Jan/06
STD6	Village Djarkadougou	438200	1204700	Used
STD7	Bondi, TR BDT02 28-42m	434749	1207375	Used
STD8	Bondi, TR BDT12 34-44m	434827	1207192	Used
STD9	Bondi, TR BDT02 28-33m	434752	1207374	Used

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Table 13.4 — List of In-house Standard Materials Used by Orezone; Values

STD_ID	Au ppb (2005)	Au ppb (2006)	Au ppb with 95% confidence interval (Abilab Ouaga & SGS Ouaga)						COLOR	GEOLOGY
					Expected Values
			g/t Au	Min	Max	Mean	Conf 95%	St Dev
STD1	1700		89 5	129 5	495				Light red brown	Saprolite from heap-leached Meta-gabbro
STD2	60	24	26	18	33	25.7	7.3	10.1	Reddish	Pisolites
STD3	10	3	2	0	10	1.9	0.4	0.6	White Grey	Quartz vein material
STD4	1500		74 8	713	784	748.3	35.3	33.6	Whitish	Arenite saprolite
			13 30	114 5	1514	1329.5	184	115.7
STD5	35								Dirt white	Saprolite from quartzitic silicified sandstone
STD6	-1	-1	-1	-1	10	1.5	0.38	0.53	Greenish	Fresh basalt (pillow lava)
STD7	1966	1498	15 62	148 5	1640	1562.3	77.5	108.3	Yellowish beige	Saprolite from quartzitic sandstone
STD8	77	68	51	32	70	51.2	18.7	26.2	Beige	Saprolite from quartzitic silicified sandstone
STD9		3300	28 37	236 8	3305	2836.8	468.7	655.2	Yellowish beige	Saprolite from quartzitic sandstone

The sampling geologist selects the standard most similar in colour to that of the adjacent samples. Orezone applied the fail-pass threshold at the mean plus one standard deviation for the standard 95% of the time. The limit of the mean plus 2 standards deviations is commonly used in the mining industry for certified standards.

Met-Chem selected the results from the standards analysed with the RC and core samples for the period January to December 2005, and from January to August 2006 to carry out spot checks. A summary of the statistics on the analytical results of the standards in 2005 is presented in Table 13.5.

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Table 13.5 — Orezone Standards – Statistics on Analytical Results – January-December 2005

Standard ID	Expected Values (ppb Au)			Results from Checks by Met-Chem (ppb Au)
	Mean	Minimum	Maximum	Number	Mean	Minimum	Maximum
STD1	895	495	1,295	94	1,329	6	1,996
STD2	26	18	33	44	32	14	750
STD3	2	0	10	30	9	-2	12,500
STD4	748	713	784
	1,330	1,145	1,514
				71	889	20	1,618
				36	780	268	1,223
STD5	35			9
STD6	-1	-1	10	361	1.76	-2	66
STD7	1,562	1,485	1,640	20	1,731	1,050	2,809
STD8	51	32	70	75	89	22	183

STD1 is not used anymore, but the database for 2005 contained 94 results for this standard. Two spurious assay results (6 and 36ppb Au), possibly the result of sample mix-ups, were removed to calculate the statistics of STD1. The mean of STD1 in this set of data is 1,329 ppb and most assays fall within 1,200 and 1,600 ppb, which is a little higher than the expected values. 19 samples fall outside of the mean plus one standard deviation, and 11 at the mean plus 2 standard deviations. The 9-point moving average does not suggest a drift with time. The performance of STD1 in this set of data is not outstanding.

Three populations (at 1,518, 789 and 263 ppb) appear to be present in the 63 results from the 2006 database, which make this dataset difficult to interpret. These discrepancies may result from a mix up or a change of standards.

44 assays of STD2 show a mean of 32 ppb, after removing an outlier at 750 ppb, possibly the result of a sample mix-up. 6 assays would exceed the acceptance limit of the mean plus one standard deviation and 4 at the mean plus two standards deviations. From this data set, the performance of STD2 is not outstanding.

STD3 is essentially a blank and 30 assays returned two outliers at 12,500 and 72 ppb certainly caused by sample mix-up. After removing these, the mean is at 9 ppb. 8 assays are over 5 times the detection limit and 19 are over twice the detection limit, which is not a very good performance.

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STD4 has 71 occurrences in the 2005 database. Assays of 20, 24 and 25 ppb are  considered as outliers, possibly sample mix-ups. With these removed the mean is 889 ppb  and 22 assays are over the mean plus one standard deviation and 8 are over the mean and  two standard deviations, which is acceptable. 20 and 1,618 ppb are the minimum and  maximum values that generally vary between 700 and 1,100 ppb.

STD4 appears 36 times in the 2006 database, with a mean of 780 ppb, a minimum of 268  ppb and a maximum of 1,223 ppb and 10 assays are over the mean plus one standard  deviation and only 1 is over the mean and two standard deviations. However, the 9-point  moving average shows a steady general decrease (drift) with time from an average of 929  to 546 ppb Au. The performance of this standard in this data set is not outstanding.

No conclusion can be drawn on STD5 that only appears 9 times in the 2005 database.

STD6 is actually a blank and was used 361 times in 2005. The mean is 1.76 ppb after  removing the 53 and 66 ppb outliers. The results generally vary from 0 to 4 ppb. 7 assays  are over 5 times the detection limit (1.9%), whereas 62 are over twice the detection limit  (17.1%). The performance of STD6 is acceptable.

In the first half of 2006, STD6 was inserted 179 times. Taking out one high value at 56  ppb, the mean is 1.6 ppb and 8 assays fall over the 5 ppb (5 times the detection limits)  and 11 (11.2%) are over 2 detection limits, which is acceptable.

20 results are available in the 2005 database for STD7. The mean is calculated at 1,731  ppb, but little can be said from this limited data set.

STD8 appears 75 times in 2005, with a mean of 89 ppb and variations mostly within the  60 to 120 ppb range. 17 samples are off the mean plus one standard deviation and four off  at two standard deviations. 22 and 183 represent the minimum and maximum. From this  data set, the performance of STD8 is not outstanding. In 21 assays of 2006, STD8 had a  mean of 64 ppb.

The advantage of using in-house standards over commercial standards is that they have a  matrix identical, or similar to, the samples being assayed. However, the customized  standards used by Orezone do not constitute certified standard reference materials. Since  their true or accepted values and their level of homogeneity do not seem to have been  very well established, they can only partially serve their purpose. This was discussed in  more detail in Met-Chem’s report dated February 2006.

Generally, the examination of the results from the standards in 2005 and part of 2006 show a performance that is not outstanding. However, one has to consider that the  standards are not certified and their variability can be expected to be higher than the  commercial certified reference materials.

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In addition, the results examined by Met-Chem were taken without regard for their  original location in the sample batches; the different laboratories used, RC or core  samples, as the exercise was only meant as a general check of the performance of the  standards. From the examination of these results and of the graphs with L. Coulibaly, it  appears that Orezone has sufficient general control on the analytical results through its  complete and rigorous QA-QC system.

13.3.4      Duplicates

Orezone’s fail-pass criterion applied to the duplicates, either pulps or coarse, is based on  the calculation of the variance and the acceptance if the bias between the two is less lower  than 25%. A generally accepted pass/fail threshold for the duplicates is based on the  difference of the assay results between each pair over the mean of the pair. For the  samples whose mean is less than 15 times the detection limit, 90% of the pairs should  have a difference less or equal to 3 times the detection limit (coarse duplicates) or twice  the detection limit (pulps). For the samples whose mean exceeds 15 times the detection  limit, 90% of the pairs should have a difference over mean ratio less or equal to 20% for  the coarse duplicates and 10% for the pulps. In addition, the difference between the mean  of all the original analyses must be 5% or less the mean of the duplicate analyses.

Met-Chem did a spot check on 326 field duplicates from RC holes at Bakou, Gambo, RZ  and Tiba that were inserted in the period October-December 2005. Two samples that had  entered twice (TBC720, 13-13 m) were eliminated from the database. 181 individual  pairs of original and field duplicates assays had an average below 15 times the 1 ppb  detection limit. The difference between the original and the duplicate assays for 15 pairs  (8.3%) exceeded the value of three times the detection limit, which is slightly above the  90% threshold commonly used in the industry. The mean for the original and duplicate  assays is 9.91 and 8.54 ppm Au, respectively.

49 of the 145 samples for which the average for the pairs of assays is over 15 ppb  exceeded the 20% for the ratio of the difference over the average for individual pairs, or  33.3%, which is high (the norm generally used is 90%). However, the mean of the  original and the duplicate assays are fairly close at 247 and 283 ppb Au. The mean of the  326 original and duplicate assays in the database is almost identical at 218.7 and 218.2  ppb Au.

Met-Chem also did a spot check on 239 field duplicates from RC holes inserted between  January and August, 2006. For 127 pairs for which the average of the two assays is less  than 15 ppb (15 times the detection limit), 18 pairs (14.2%) have a difference exceeding  the value of three times the detection limit (threshold 3 detection limits 90% of the cases).  47 of the 112 pairs of samples with a difference equal or over 15 ppb exceeded the 20%  for the ratio difference over average for individual pairs, or 41.9%, which is high (the

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norm is 90%). However, the averages of the original and the duplicate assays (293.5 and  277.6 ppb) are fairly close.

For the 751 pulp duplicates inserted between October 2005 and January, 2006, 33 ( 7.7%)  out of the 430 original samples returning assays below 15 ppb exceeded the 3 times  detection limit threshold, which is excellent. For the 321 samples over 15 ppb, 130 pairs  (40.5%) exceeded the 10% for the difference over the mean for the individual pairs. The  means of the original and the duplicate gold assays are 174.88 and 173.8 ppb.

For the pulp duplicates of January to August, 2006, mostly on RC samples with some  core samples, 198 (69.2%) out of 286 assays of original samples pairs averaging below  15 ppb exceeded twice the detection limit threshold, which is a poor performance. For the  255 samples pairs over 15 ppb, 139 pairs (54.5%) exceeded the 10% for the difference  over the mean for the individual pairs. The means of the original and the duplicate gold  assays are 241 and 260 ppb (7.8%).

For a total of 1,503 pairs of LA_PD (Lab Aware Duplicates), the 799 original and  duplicate assays averaging less than 15 times the detection limit of 1 ppb (only one at 2  ppb), 543 exceeded the threshold of twice the 1 ppb detection limit (that is 67.9%). For  the 704 samples averaging over 15 ppb, 146 pairs (20.7%) exceeded the 10% for the  difference over the mean for the individual pairs. The variability between the original  assay and the duplicate assays is rather high, particularly for the original samples with  gold values below 15 times the detection limit. However, the means of the original and  the duplicate gold assays are close (369 and 384 ppb or 3.95%).

For the 1,244 pulp duplicates, (January 2005 to January, 2006) 684 samples returned  original and duplicate assays averages below 15 ppb and 100 (14.6%) of them exceeded  twice the detection limit threshold, which is excellent. For the 560 samples averages over  15 ppb, 252 pairs (45%) exceeded the 10% for the difference over the mean for the  individual pairs. The means of the original and the duplicate gold assays are 380 and 362  ppb (4.8%).

13.3.5      Secondary Laboratory

Orezone was only sending selected samples to a second laboratory for check assays at the  time of Met-Chem’s visit in 2005. The improved QA-QC system does not systematically  make use of an umpire laboratory but includes provisions for re-assay of the rejected  batches or of suspicious results. For instance, the following samples were re-assayed in  the first half of 2007:

•      125 RC samples selected by GENIVAR and analysed by SGS were repeated by Abilab Ouagadougou (January 2007);

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•      53 core samples from RZ-Bakou and Bakou were submitted for re-assay by FA to verify the previous results (June 2007);

•      57 core samples out of 1,222 sent to ALS for fire assays were re-assayed (July 2007) and the results confirmed the original assays.

The project geologist systematically checks the correspondence of the assay results with  the description of the mineralized zones and requests check assays if necessary. For  instance, in the case of holes G2D001, G2D002 and G2D003W1, the project geologist  recommended to send pulps for re-assay of potentially mineralized zones observed on the core.

13.3.6      Control Charts

No control charts were used by Orezone at the time of Met-Chem’s visit, in June 2005 to  help monitor the laboratory performance. Abnormal assay results were flagged by the  GIS geologist in the database and this served to re-assay batches containing rejected  samples on the basis of the origin and possible impact of the errors on the results. After  Met-Chem’s visit, Orezone started to continually maintain visual record of laboratory  performance in the form of control charts for all QC samples. Examples of the charts  generated by Orezone are provided in Figures 13.1 to 13.3. In-house software is utilized.  This allows the monitoring and correction of any deviation as they are detected and to  accept or reject batches from the laboratory.

For instance, the close monitoring of the laboratory performance has shown a bias at SGS  on the 2-kg BLEG analyses in 2006, while fire assays at Abilab in Ouagadougou were  not as satisfactory as those from Abilab Mali.

After a problem was found by Orezone, it would be discussed with the laboratory  managers and Orezone would stop sending samples until the problem was fixed.

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Figure 13.1 – Control Samples

2005 Blanks - All samples prepared by QPS-SGS in Ouagadougou

Prepared by Pasoal Marquis 15-08-2007

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Figure 13.2 – Performance of Control Samples

2005 STD4 - All samples prepared by QPS-SGS in Ouagadougou

Prepared by Laurent Coulibaly 15-08-2007

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Figure 13.3 – Performance of Control Samples

2005 STD4 - All samples prepared by QPS-SGS in Ouagadougou

Prepared by Pasoal Marquis 15-08-2007

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13.4        Internal Laboratory Quality Control

13.4.1      Abilab, Mali

Abilab, ALS (Abilab) and SGS operate laboratories under a Quality Assurance and  Quality Control system that is not certified by any standards association, but conforms to  most of the ISO 17025 guidelines. The QC samples inserted by the laboratory consist of  blanks, certified standard materials, duplicates, replicates and repeat samples with each  batch of 50 Fire Assay samples or 20 BLEG samples.

The laboratories supply the results from their QC samples, and Orezone closely monitors  the results. Details on the internal QA programs were given in Met-Chem’s technical  report dated February 2006.

13.5        Independent Check-Sampling, Verification and Visit of the Laboratories by Met-Chem

13.5.1      Introduction

During the site visit, Met-Chem visited Orezone’s warehouse, and the three laboratories  in Ouagadougou. Met-Chem also selected 20 core and 30 RC samples to serve as check  ssays.

13.5.2      Visit to the Laboratories

The SGS, Abilab and BIGS Global laboratories located in Ouagadougou and used by  Orezone were visited on June 8 and 9, 2007 with L. Coulibaly. Abilab Bamako, also  used by Orezone, was not visited by Met-Chem, but the author had paid a visit to the  facilities in September 2006, as part of an exploration project not related with Orezone, and found it to be well run. The only possible changes one could expect since would have  been introduced by the acquisition of Abilab by ALS Chemex in September, 2006.

SGS had taken over the QPS preparation facility and BIGS Global was under  construction and only offering sample preparation services at the time of the visit.

Although they are not ISO accredited, SGS and Abilab in Ouagadougou are  internationally recognized laboratories and have built a reputation based on the results  from large volumes of samples processed for many mining companies and from the  experience of their management. SGS and Abilab follow a program involving quality  control procedures for sample preparation and analysis, plus a quality assessment stage.  The analysis of quality control samples (reference materials, duplicates and blanks) with  all sample batches is part of the program. As well, they participate in inter-laboratory test  programs (Round Robin Exchanges). The BIGS Global laboratory is owned by a former

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Abilab manager. Furthermore, these laboratories are being audited repeatedly on behalf  of large and small mining companies.

In addition to the internal quality assurance program, Orezone’s own quality control  samples and monitoring by dedicated QC Manager L. Coulibaly ensure that the results  can be trusted and the problem batches are re-processed. Once a week, an Orezone  representative visits the laboratories unannounced.

All three facilities use essentially the same preparation procedures and the analytical  methods used by Abilab and SGS are similar. In general:

•      Drying: ovens at 90 to 106ºC; 2 to 8 hours: core; 1 day or as needed: RC chips;

•      Comminution: jaw crushers, vertical Keegor disc pulverisers, 75% to 95% passing  75 microns;

•      Single-use thin plastic bag lining the pan collecting the pulverized sample and  inserted into thick plastic bag;

•      Sieve analysis: every 20 samples;

•      BLEG analyses: 24-h non-stop leach, using LeachWell;

•      Fire Assay: fusion ovens with 50-sample capacity; cupellation ovens of 100  samples capacity; gasoil-fired;

•      pectrAA 55B Spectrometer: linked to LIMS (SGS), dedicated to Au (Abilab);

•      Lab QC samples: 1-2 BLK, 2 STD, 2 DUPL, 2 REPL or 4 REPEAT with each 50  FA sample batch; STD and BLK also added with each lot of 20 BLEG;

•      Turnaround time at time of visit: 5 days to 2 weeks.

The main differences or characteristics found between the laboratories are summarized in Table 13.6.

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Table 13.6 — Main Characteristics of the SGS, ALS (Abilab) and BIGS Laboratories in Ouagadougou

	SGS	ALS (ABILAB)	BIGS Global
Visit conducted by:	Alex Ehui, Operation, Production, QC Manager; Stephan Botha, Branch Manager	Alain Leclair, Assistant Manager	Ian Barrow, Manager
Services Offered:	sample prep, BLEG, FA	sample prep, BLEG, FA	sample prep
Capacity (samples per day):	800	1,000 BLEG 2,000 FA	400
Bottleneck:	oven	sample prep	pulverizer
Sample tracking:	LIMS	no LIMS; tracking sheets	by weighting samples: • as received; • after drying; • after crushing; • after pulverizing.
Personnel:	42	140	unknown

The room with the weighing scales at Abilab was found to be rather close to the  preparation room. However, no vibration was noticed that could affect the accuracy of the  scales, and this is confirmed by the daily calibration they undergo. The sample sorting  room was a little tight at Abilab as well.

Generally, the three facilities were found to be well maintained, well ventilated, well  organized and run in a professional manner. No major problem was seen during Met-  Chem’s visit that would lead us to believe the samples prepared and analysed for Orezone  may have been processed in a way that may cause contamination or poor analytical  results.

13.5.3      RC Check Samples

20 core and 30 RC samples were selected by Met-Chem to represent mineralized  intervals in different holes, with some geographic spread in the various deposits, in a  wide range of gold grades and adjacent low and high values and in different units in the  alteration profile. Control samples were added to Met-Chem’s check samples following  the same protocol that had routinely been used by Orezone in their sample stream, resulting in 1 standard in the core check samples and 1 standard and 1 pulp duplicate in  the RC check samples (Table 13.7).

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No samples were taken from Gambo considering the relatively little amount of drilling  carried out on this prospect since Met-Chem’s last visit and the check samples already  taken (21 RC and 5 core) in 2005.

The pairs of RC check samples are field duplicates re-split from the material stored in the  original sample bags. A few selected samples could not be prepared because of  insufficient quantity of material left for another two samples.

A Jones riffle splitter was used to prepare the pairs of 2-kg RC sub-samples. Met-Chem, with project manager, Sombié Fayali, witnessed part of the reduction of the samples. The  samples were split under the direct supervision of Orezone technician Alidou Ouédraogo.  Met-Chem transported the samples from the camp to Ouagadougou. The analytical results  for RC samples gathered by Met-Chem are presented in Table 13.7.

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Table 13.7 — Analytical Results for RC Check Samples Collected by Met-Chem

Project	Hole ID	From (m)	To (m)	Original Sample (Head by LeachWell Analysis, Tails by FA – ppm Au)			Field Duplicates (LeachWell Analysis - ppm Au)
				Number	Head	Calculated Head	Au1	LAB - PD	Bias	Number
RZ	RZC872	65.0	66.0	501334	5.577	7.683	5.830		5%	515451
		66.0	67.0	501335	3.707	4.675	3.780		2%	515452
		67.0	68.0	501336	0.544		1.138		109%	515453
	RZC885	10.0	11.0	502735	4.825	5.508	4.833		0%	515454
		11.0	12.0	502736	6.283	7.712	7.373		17%	515455
		12.0	13.0	502738	3.331	3.789	3.537		6%	515456
	RZC778	26.0	27.0	457187	2.836	3.186	3.187		12%	515457
		27.0	28.0	457188	3.226	3.515	3.885		20%	515458
		28.0	29.0	457189	2.293	2.668	2.539		11%	515459
Bakou	BKC857	80.0	81.0	499573	0.525		0.535	0.469	2%	515460
		STD6					0.001			515461
		81.0	82.0	499574	2.422		2.569		6%	515462
		82.0	83.0	499575	10.173		8.683		-15%	515463
Tiba	TBC650	48.0	49.0	425060	1.136		1.605		41%	515464
		49.0	50.0	425061	4.445		4.158		-6%	515465
		50.0	51.0	425062	6.576		7.489		14%	515466
	TBC806	53.0	54.0	480498	2.164		2.270		5%	515467
		54.0	55.0	480499	3.711		5.197		40%	515468
		55.0	56.0	480500	0.158		0.151		-4%	515469
	TBC689	26.0	27.0	413365	4.383		4.394	4.959	0%	515470
		27.0	28.0	413366	4.242		4.617		9%	515471
		28.0	29.0	413367	2.031		2.154		6%	515472
	TBC720	9.0	10.0	415797	5.218		5.601		7%	515473
		10.0	11.0	415798	1.671		1.897		14%	515474
		11.0	12.0	415799	2.160		2.006		-7%	515475
		PD					2.065			515476
	TBC726	17.0	18.0	417271	4.035		4.715		17%	515477
		18.0	19.0	417272	1.558		4.662		199%	515478
		19.0	20.0	417273	0.484		0.616		27%	515479
	TBC657	38.0	39.0	425632	2.726		3.489	3.574	28%	515480
		39.0	40.0	425633	1.486		1.793		21%	515481
		40.0	41.0	425634	0.121		0.131		8%	515482
	Mean				3.135		3.341

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A generally positive bias, locally significant, is visible in the second assay of the samples. However, a broad correlation exists between the results from the original samples and the check assays. These check samples selected by Met-Chem, although small in number, generally confirm the original assays. In addition, these results suggest no sample swap occurred with the samples selected by Met-Chem.

13.5.4      Core Pulps Check Samples

The 20 core check samples collected at Met-Chem’s request are fine duplicates (pulp) as Met-Chem believes it is not desirable to quarter the remaining half of the core that does not constitute a true field duplicate. The original samples had been analyzed by Abilab Bamako using the BLEG technique with addition of LeachWELL®. The head assay for some of them was calculated by using the results from tails submitted to fire assaying. The pulp duplicate samples were analyzed by fire assay at Abilab Ouagadougou. Only one standard was inserted as a control sample, following Orezone’s procedure. The analytical results from the pulp samples are presented in Table 13.8.

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Table 13.8 — Core Check Samples Collected by Met-Chem – Analytical Results

Project	Hole_ID	From (m)	To (m)	Original Sample (Head by LeachWELL® Analysis, Tails by FA – ppm Au)			Check Sample (Pulp Duplicate – Fire Assay 50g - ppm Au)
				Number	Head	Calculated Head	Au1	Difference (g)	Difference %	Number
RZ	RZD037	229.0	230.5	528547	50.454	50.641	49.000	-1.454	-2.9	515801
	RZD037	230.5	232.0	528548	152.818	155.116	141.000	-11.818	-7.7	515802
	RZD037	232.0	233.5	528549	26.494	27.968	24.800	-1.694	-6.4	515803
Tiba 5	T3D025	28.0	29.0	514369	7.705		8.700	+0.995	+12.9	515804
	T3D025	29.0	30.0	514370	12.255		14.300	+2.045	+16.7	515805
	T3D025	30.0	31.0	514371	6.653		6.950	+0.297	+4.5	515806
	T3D025	31.0	33.0	514372	4.833		6.080	+1.247	+25.8	515807
Tiba 1	T1D031	18.5	20.0	514501	1.875		2.312	+0.437	+23.3	515808
	T1D031	20.0	22.0	514502	0.962		1.085	+0.123	+12.8	515809
	T1D032	40.0	41.0	514613	6.869		8.220	+1.351	+19.7	515810
	T1D032	41.0	42.0	514614	10.816		8.710	-2.106	-19.5	515811
	T1D032	42.0	43.0	514615	1.302		0.840	-0.462	-35.5	515812
Bakou	BKD035	168.5	170.0	528056	2.880	5.420	9.340	+6.460	+224.3	515813
	BKD035	170.0	171.5	528057	1.339	2.313	2.208	+0.869	+64.9	515814
	STD						0.890			515815
	BKD035	171.5	173.0	528058	1.310	3.472	3.790	+2.480	+189.3	515816
	BKD035	182.0	183.5	528065	3.693	4.721	5.430	+1.737	+47.0	515817
	BKD035	183.5	185.0	528066	10.085	11.801	6.370	-3.715	-36.8	515818
	BKD035	206.0	207.5	528083	2.337	3.337	3.000	+0.663	+28.4	515819
	BKD035	209.0	210.5	528085	15.250	20.630	17.300	+2.050	+13.4	515820
	BKD035	210.5	212.0	528086	2.999	4.273	3.000	+0.001	0.0%	515821
MEAN					16.146		15.396	-0.750	28.7%

(Original sample by LeachWELL® analysis; pulp duplicate by fire assay 50 g)

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Except for two samples (528056-515813 and 528058-515816) the results from the check samples show a fair correlation with the original sample, considering the different analytical methods used. A slight positive bias is visible. Good sample-to-sample correlation in order-of magnitude is apparent in the two sets that include a wide range of values. The results from this limited data set broadly confirm the original values and suggest no sample swap occurred with the samples selected by Met-Chem.

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SECTION 14

Adjacent Properties

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14.0        ADJACENT PROPERTIES

The known gold deposits or showings adjacent to the Gambo, Bakou-RZ and Tiba deposit zones lie within the Sega area project. Indeed, the Tiba permit is part of a land package of nearly 1,200 km2, including Namasa and five contiguous permits optioned by Orezone Inc. on the South, East and West (Figure 14.1).

Figure 14.1 — Sega Project Land Package

Substantial gold mineralization has been found at the Guibou, Kyébelga-Kemense prospects within the Tiba property and coincident geochemical/geophysical anomalies have been reported on the adjacent permits.

The 189 km2 Namasa permit is located south of the Tiba permit. The Zouma Prospect is the most advanced new prospect on the Namasa permit and includes a well-defined NE-trending structural corridor of mineralization that hosts several gold occurrences over a 9 km strike. During the first quarter of 2007 Orezone completed 2,297 m of reconnaissance drilling, which focused on the main Zouma occurrence in the northeast portion of the

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prospect and the Roba East occurrence in the southwest portion. Thirteen holes (995 m) drilled on the Zouma occurrence targeted a mineralized structure over a 1,300 m strike. Two additional holes (169 m) tested a separate gold occurrence 500 m to the south. Four fences (15 holes; 1,133 m) were completed on the Roba East occurrence approximately 8km southwest and along strike of the Zouma occurrence.

Significant gold mineralization was intersected in both target areas, with the best results occurring at the main Zouma target (2.0 g/t Au over 25 m in hole NSC006; Table 14.1). The geological setting of the Zouma mineralization is similar to that of the RZ zone located approximately 8 km along strike to the northeast on the Tiba permit. Infill drilling is planned to define the geometry and the extent of the economic mineralization.

Table 14.1 – Summary of Significant Results from the Zouma and Roba E Prospects

(Au > 0.5 g/t)

Prospect	Section	Hole	From (m)	To (m)	Length (m)	Assay (Au g/t)
Zouma	2150	NSC012	27	30	3	0.8
Zouma	2300	NSC014	58	62	4	2.7
Zouma	2300	NSC014	70	73	3	0.9
Zouma	2550	NSC011	45	48	3	1.0
Zouma	2700	NSC007	47	53	6	2.4
Zouma	2850	NSC009	50	54	4	0.7
Zouma	2900	NSC006	37	62	25	1.9
Zouma	2900	NSC006	37	40	3	3.0
Zouma	2900	NSC006	43	52	9	2.5
Zouma	2900	NSC006	54	62	8	2.1
Zouma	3100	NSC005	70	74	4	1.7
Zouma	3600	NSC003	57	61	4	2.1
Zouma	3600	NSC004	53	56	3	1.5
Roba E	2700	NSC030	8	11	3	0.6
Roba E	2700	NSC030	34	37	3	1.2
Roba E	3300	NSC019	49	58	9	1.6
Roba E	3300	NSC019	61	64	3	2.5

* Note: Lengths are down hole lengths with true widths expected to be about 70% of this.

During the first half of 2007, Orezone also conducted exploration on the Tougouya (JV) and Tanlili (JV) permits. Mapping and channel sampling identified several mineralized

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zones along a 10 km belt of sheared volcanic and sedimentary units. Results from the Zouma area included 25 m of 2.0 g/t Au (NSC006) and 15 m of 1.5 g/t Au (NSC019) at Roba East (Table 14.2), approximately 8 km SE along the strike from the Zouma drilling.

Table 14.2 – Significant Results from >10 km Trend Across

Tanlili, Namasa and Tougouya Permits

Prospect	Type	Id	From	To	Length (m)	Au Assay (g/t Au)	Cut-off (g/t Au)
Koukabako	TR	TTR01	28.7	46.0	17.3	0.9	0.5
Koukabako	TR	TTR03	0.0	25.0	25.0	1.0	0.5
Roba E	RC	NSC029	20.0	26.0	6.0	1.9	0.5
Roba E	CH	RBR10	0.0	6.0	6.0	2.9	0.5
Zouma	CH	ZMR05	4.0	10.0	6.0	2.3	0.5
Zouma	CH	ZMR07	4.0	12.0	8.0	1.6	0.5
Zouma	CH	ZMR08	0.0	6.0	6.0	3.2	0.5
Zouma	CH	ZMR10	0.0	16.0	16.0	2.4	0.5
Zouma	CH	ZMR12	6.0	16.0	10.0	4.0	0.5
Zouma	CH	ZMR42	6.0	12.0	6.0	2.7	0.5

The Namasa permit is adjacent to the Kalsaka Nord permit of Cluff Gold. The Kalsaka Gold Deposit, with estimated reserves of 5.1 million tonnes grading 1.8 g/t Au, is located some 20 km to the south of Sega.

At much greater distances, approximately 60 km to the southeast, High River Gold Mines Ltd. have reported resources of 12Mt at 1.72 g/t Au in the Measured-Indicated categories and 16Mt at 1.29 g/t Au Inferred, on the Bissa group of permit.

About 45 km to the northwest, Riverstone Resources Inc. are investigating a goldsulphide-bearing structure at the Rambo-Kao permit, while Golden Star Resources Ltd. are focusing on the Goulagou-Rounga gold mineralized zones on the property adjacent to the west. Channel Resources estimated the Goulagou Deposit to contain an Inferred Resource of 16.3Mt at 1.2 g/t Au.

No specifics are available to Met-Chem on these projects other than the information publicly disclosed by the owners of the mining properties. The author has not verified this information and warns that the mineralization on the adjacent properties is not necessarily indicative of the mineralization on the Sega property.

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SECTION 15

Mineral Processing and Metallurgy

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15.0        MINERAL PROCESSING AND METALLURGY

Orezone has conducted several test programs although no detailed mineral processing or metallurgical testworks have been performed on bulk samples from the Sega deposits. However, an indication of the gold recoveries is provided by the results from the systematic 2-kg BLEG samples. A preliminary study was carried out at the Department of Mining Engineering at Queen’s University, Kingston, Ontario, Canada, and was covered in Met-Chem’s technical report of 2006. In addition, a mineral processing study was included in the GENIVAR Techning Mining Scoping Study delivery in September 2007.

760 m of PQ core were drilled on the Bakou, Gambo, RZ and Tiba deposits in order to collect mineralized material to implement preliminary metallurgical tests that started in November 2005. A line of eight columns 4.5 m high and 0.17 m in diameter was set up by Orezone at the Abilab facilities in Ouagadougou.

One low grade sample from Bakou submitted to the column leach test showed that gold recovery reached a plateau after 17 days and 85% of the gold was recovered in four days. The recovered grade exceeded by 21% the expected value estimated from the closest drill hole. Seven samples from RZ showed that column leaching achieved 75% gold recovery after 11 days, 85% of the gold recovered in 25 days and 95% after 84 days, on average. The recovered grade largely exceeded (300%) the expected grade.

Table 15.1 summarizes the results of these leach tests. RZD014 and RZD015 are 10 m apart and the BLEG analysis is from RC hole RZC397. BKD003 is 1 m south of BKC398 which provided the BLEG sample.

Table 15.1 — Summary Results from Column Leach Tests

Column	Borehole	From (m)	To (m)	Recovered Gold (g/t)	BLEG (g/t Au)	Lithology	Weathering	Veins %
1	RZD014	0.0	15.0	4.27	2.96	Pelite	Oxide	< 5
2	RZD014	15.0	32.0	2.06	2.70	Pelite	Oxide	25
3	RZD014	32.0	47.0	13.59	3.59	Pelite	Oxide	10
4	RZD014	47.0	63.0	48.49	12.55	Pelite	Transitional	85
5	RZD015	0.0	27.0	20.47	2.78	Pelite	Oxide	65
6	RZD015	27.0	54.0	71.01	4.92	Pelite	Oxide	75
7	RZD015	54.0	80.0	14.61	6.27	Sandstone	Transitional	< 5
8	BKD003	0.0	11.3	1.26	1.04	Sandstone	Oxide	< 5

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An extensive bottle roll test program was undertaken by Orezone in 2006 to further characterize the resources of the Sega Project. The program was done on a suite of RC samples from the most prominent sub-zones on the Sega property. An attempt was made to systematically collect the samples:

•              On regular spacing;

•              Similar to the average grade of the lens being tested;

•              From a complete cut across the zones;

•              Lying only in one unit of the weathering profile.

The following is a summary of a report by H. Osborne dated December 2006 on the test program:

1,055 one-meter intervals of RC cuttings were composited into 173 six-meter composite samples. Three kg from each interval were blended into an 18 kg sample from which three 2-kg splits were taken. The remaining 12-kg were retained for future testing. The 173 samples were split into three 2-kg samples for bottle roll testing by various methods. The calculated head grades from the three splits compared very well with one exception (BKC 261, 13-18m; Splits 1 to 3 respectively at 1.18, 26.0 and 0.83 g/t Au). The remaining samples assayed within 60% precision of each other with no bias.

Split 1 was reduced to 200 mesh and submitted to 24-hour BLEG test with FA on the residual tails. This procedure established the sample grade and the percentage of cyanidesoluble gold at a 200 mesh size in the three weathering units in the following table.

Table 15.2 — Split 1 - Percentage of Cyanide Soluble Gold at 200 Mesh Grind

Weathering	High	Low	Average
Oxide	95.4	77.4	87.2
Transition	89.2	75.5	86.0
Fresh	91.4	56.4	80.0

The oxide and transition samples show a slight difference in overall recovery. The fresh mineralized materials show a more pronounced difference. The Split 3 samples done at the “as received” size (± 50% at 10 mesh) show a dramatic decrease in recovery. This indicates that the gold recovery is size-sensitive to recovery, but not inherently refractory. Orezone estimates an 84% recovery based upon the Split 1 results.

Split 2 was screened at 10 mesh with the entire oversize fraction being submitted to FA and the –10 mesh analyzed by BLEG with FA on the residue. The purpose of the test

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was to determine the amount of coarse gold in the +10 mesh and to get an indication of the hardness of the ore for the different units in the weathering profile.

A very slight trend to concentration is apparent in the +10 mesh material throughout the grade range, but the assays were nearly identical in the 0-3 g/t Au range. The effective gold grain range is somewhat less than 10 mesh. The size range of the cuttings is summarized in Table 15.3.

Table 15.3 — Split 2 - Percentage of +10 Mesh Material in the “As Received” RC Samples

Weathering	High	Low	Average
Oxide	30	1.4	15
Transition	45	20	30
Fresh	60	34	45

The results indicate that most of the oxide samples have sufficient solid rock content to promote good agglomeration.

Split 3 was subjected to a 72-hour bottle roll with timed interval assays and reagent control. This procedure was used to establish leach rate and reagent consumption.

The leach curves for each of the 173 tests gave the results presented in Table 15.4.

Table 15.4 — Split 3 - Percentage of Samples with Almost Essentially Complete Dissolution of Gold

Weathering	At 24 hours	At 48 hours	At 72 hours
Oxide	45	35	20
Transition	43	32	24
Fresh	42	26	32

The difference in the response from the different weathering units is deemed by Osborne to be most likely a reflection of the sample make up size (+10 mesh) than a metallurgical response.

The extended leach time improved recoveries over the Split 1 results by an average of 3% in the oxide and transition zones. A marked difference (up to 50% recovery) was noted from the Split 1 results in the fresh mineralization. The Split 1 was at 200 mesh, whereas the Split 3 was at 50% of + 10 mesh. The recovery differential is size-specific and is likely due to locking of the gold in the gangue.

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The Sega gold mineralization contains discrete gold particles in the >150 mesh range. When done with standard procedures, assay repeatability (precision) is extremely poor (less than 10%).  A procedure utilizing 2-kg bottle rolls that gives the precision necessary to develop the mineral resource and was initiated by Orezone.

The variability in the analysis of the Sega mineralization was found to be in the sample preparation process rather than in the assaying. Consequently, the samples must be thoroughly blended after each size reduction stage, and be as large as reasonably possible.

The bottle roll tests showed no evidence of preg robbing, meaning adsorption of dissolved gold onto carbon or clays.  There was evidence of preg borrowing, that is, weak adsorption of dissolved gold onto clays.

The 72-hour leach results tend to confirm an 84% recovery. The recovery should be at least that amount in the oxide and transition ores.  However, H. Osborne believes the fresh mineralization must be dropped from the resource or a lower recovery assigned. Still, Split 3 results show that leaching was still continuing after the 72-hour tests on these samples. Also noteworthy is the fact that poor recoveries in the samples of fresh mineralization were uneven, as some samples showed good recoveries.

The pH of each test taken prior to lime addition is provided in Table 15.5.

Table 15.5 — pH Tests Prior to Lime Addition

Weathering	% pH – 7.0
Oxide	59.5
Transition	15.4
Fresh	55.0

The lowest pH occurred in the fresh samples. However, the amount of lime required to raise and maintain the pH was far less that the CaO equivalent of the cement required for agglomeration.

The cyanide consumption, when adjusted for heap leach conditions is expected to be 0.28 kg/ton.

The report by H. Osborne includes recommendations for column testing on mineralization in the oxide and transition zone and column testwork on bulk samples or diamond drill core.

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SECTION 16

Mineral Resource Estimation

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16.0                        MINERAL RESOURCE ESTIMATION

16.1                        Introduction

The current mineral resource for Bakou, Gambo North, Gambo South, RZ, RZ-East, Tiba West and Tiba East zones was estimated by Mr. André Labonté, Resource Geologist for Orezone, using Gemcom (version 6.1) mining software (Gemcom Software International Inc.). Met-Chem was retained by Orezone to perform an audit of their in-house resource estimate. The resource calculation was performed in accordance with “National Instrument 43-101, Standards of Disclosure for Mineral Projects” and the “CIM Definitions Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council (2004).

This mineral resource certification included spot checks and a review of the work completed by Orezone, from the verification of the collar locations in the field to modelling of the deposit and resource classification. To carry out the audit, some basic statistics and geostatistical parameters were recalculated and the models done by Orezone were reproduced by Met-Chem using MineSight mining software (Version 3.6).

A similar audit was performed previously by Met-Chem, with a site visit in June 2005, a review of the work until September 2005 and the issuance of an audit report (NI 43-101 compliant) in February 2006.

Met-Chem’s resource model audit was performed by Messrs. K. Cheong Youne, Eng., Y. Buro, Eng., and G. Saucier, Eng.

Based on verifications in the field and on the information provided for this assessment, in Met-Chem’s opinion, the geological interpretation and the data are valid, and that the assumptions and methodology are reasonable and represents the type and setting of gold mineralization in the Sega deposits.

Met-Chem cautions that mineral resources do not have demonstrated economic viability. In addition, there is no certainty that all or part of the mineral resource will be converted into reserve.

16.2                       Drill Hole Database

16.2.1               Database Construction

The current resource estimation is based on all data obtained from the drill programs performed by Orezone and by previous owners up to September 2006. The results from RC and diamond drilling were used to complete the mineral resource estimate, while the data from the RAB and trench samples were only used as a complement to the geological

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interpretation. The combined holes drilled by Orezone and previous operators achieve a final square drill pattern with 25 m spacing, in most cases.

A master database was constructed by Orezone from the amalgamation of Excel files. Handheld computers are used to collect field data and drill hole logs. Assay results from the laboratories are automatically transferred by way of the VLookup function in Excel by Edwin Maes, GIS geologist at Orezone’s Ouagadougou office. This limits errors generally associated with manual transcription of data. Thereafter, the files are validated and imported into the Gemcom package used by A. Labonté.

For this resource audit, Orezone provided Met-Chem with the drill hole database in Excel format. Table 16.1 summarizes the various information contained in the drill hole database.

Table 16.1 — Content of Drill Hole Database

File	Fields
Collar	Hole ID, Northing, Easting, Elevation, depth, prospect, type (RC, DD, RAB)
Survey	Hole ID, depth, azimuth, dip
Assays	Hole ID, from, to, sample number, Au in ppm
Litho 1	Hole ID, from, to, code (main unit)
Oxy	Hole ID, from, to, code (weathering)

16.2.2               Database Validation

The integrity of the drill hole database is protected by Orezone at several stages. The correctness of the intervals for the RC samples is checked by visual inspection of the drill logs and section plots, and by various mathematical formulas by the project geologist as drilling progresses. The GIS geologist in Ouagadougou, Edwin Maes, and the QA-QC dedicated specialist, L. Coulibaly, completes additional checks and validation of the data entries when transferring the field data into the database. Assay results are checked with the geological descriptions. The GIS Geologist in the Ouagadougou office is responsible for building and maintaining the database, and controls virtually all changes, modifications or add-ons. Additional checks are completed by the Resource Geologist in Ottawa and by the validation process built in Gemcom when importing the data.

Met-Chem verified the master database in Ouagadougou during the field visit and in Montreal during the audit of the model. Met-Chem found that the handling of the data is performed in a professional manner and the database is free of major errors that would compromise its integrity and significantly impact on the resource estimate.

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16.2.3               Collar Locations

The collars of all the holes back to 1997, (except for some old ones drilled by Mutual), have been surveyed by a differential GPS and a total station instrument. The holes deviation was measured at 25 m intervals with an instrument relying on the earth magnetic field for the azimuth readings. The holes at Sega did not show any unusual deviation and the survey results were incorporated into the construction of the model.

Met-Chem’s field checks did not find any errors associated with the plot or the database entries of the collar locations. In Met-Chem’s opinion, three coordinates of the hole collars and of the path of the holes has been determined with sufficient accuracy and reliability to be used in the resource estimate.

16.2.4               Specific Gravity

Orezone started a systematic program of density determination shortly after Met-Chem’s visit in 2005, with 2,322 measurements taken on samples from Bakou, Gambo, RZ and Tiba between September 24, 2005 and June 26, 2006 (Table 16.2).

Table .16.2 — Bulk Density Determination - Measurements per Project

Project	Number of Measurements
Bakou	421
Gambo 2	345
RZ	1,262
Tiba 1 & Tiba 3	294
Total	2,322

The following information was recorded in a spreadsheet with each measurement: interval, depth, oxidation, rock type, water content. The dry weight of the samples used ranged from 211.5 to 1,875.4 g and the results ranged from 1.102 and 5.382 g/cm3. The measurement essentially confirmed the arbitrary figures used in 2005 that are also used in the current model for the different zones in the alteration profile (Table 16.3).

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Table 16.3 — Bulk Density Calculated and Used by Orezone in the Tonnage Calculations

Alteration Profile	Bulk Density
	Number of Samples	Measured Density	Density Used in the Resource Estimation
Oxide and Semi-Oxidized	783	1.935	1.90
Transitional	646	2.406	2.35
Transition/Oxide	5
Fresh	888	2.762	2.70

In Met-Chem’s opinion, the methodology and number of samples used provides a reasonable indication of the bulk density of the rocks on the Sega Project. These figures correspond to specific gravities calculated for deposits of similar types and settings in Burkina Faso and elsewhere in West Africa.

16.2.5               Statistical Analysis

From the drill hole database, Orezone performed basic statistics on the total gold value (Au), including histograms, cumulative frequency plots, probability distributions and variograms. Figures 16.1 to 16.5 present log normal histograms for each of the major zones (Bakou A, Gambo South 1, RZ 1, RZ East and Tiba 4-1. Met-Chem found these histograms are consistent with the information in the drill hole database.

Figure 16.1 – Bakou A – Log Normal Histogram

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Figure 16.2 – Gambo South 1 – Log Normal Histogram

Figure 16.3 – RZ 1 – Log Normal Histogram

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Figure 16.4 – RZ East – Log Normal Histogram

Figure 16.5 – Tiba 4-1 – Log Normal Histogram

Similarly, Orezone generated normal cumulative frequency plots for each of the zones. The normal cumulative frequency plot was used to determine high-grade cut-off values and these values are presented in Figures 16.6 to 16.10. Met-Chem found these cumulative frequency plots are consistent with the information in the drill hole database.

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Figure 16.6 – Bakou A – Normal Cumulative Frequency Plot

Figure 16.7 — Gambo South 1 – Normal Cumulative Frequency Plot

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Figure 16.8 – RZ 1 – Normal Cumulative Frequency Plot

Figure 16.9 – RZ East – Normal Cumulative Frequency Plot

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Figure 16.10 – Tiba 4-1 – Normal Cumulative Frequency Plot

16.2.6               Compositing

Orezone did not use any drill hole compositing, due to the fact that a large proportion of the assays are already 1 m in length. After verification of the RC and DD data, Met-Chem found that for Gambo, 97% of the intervals were 1 m lengths, 96% for Bakou, 96% for RZ and 99% for Tiba. Met-Chem re-composited all assays into 1 m composites and found no noticeable grade differences between the methods.

Table 16.4 presents the Au values (g/t) for each zone, within the mineralized vein at cut-offs 0.0 g/t and 0.5 g/t. The difference between assay values and composite values is almost insignificant as the majority of intervals are 1 m in length.

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Table 16.4 — Au Grades of Assays at 0.0 g/t and 0.5g/t Cut-Off

		0.0 g/t Cut-Off		0.5 g/t Cut-Off
Model	Vein Name	# Samples	Assays Au Grade	# Samples	Assays Au Grade
RZ	RZ	581	4.59	414	6.36
	RZ HW	134	0.49	50	0.95
	RZ K	114	0.46	46	0.86
	RZ 3	91	0.49	39	0.90
	RZ L	55	0.75	29	1.24
	RZ VV	1,184	1.18	450	2.96
	RZ Cap	1,164	0.16	90	0.93
	Sub-total	3,322	1.34	1,116	3.77
RZ East	RZ East	883	1.20	584	1.70
	RZ Cap	436	0.13	22	0.98
	Sub-total	1,319	0.85	606	1.67
Bakou	Bakou A	1,670	1.06	818	1.97
	Bakou B1 to B3	430	0.80	208	1.44
	Bakou Z	176	1.07	108	1.61
	Bakou Y	77	0.50	27	1.01
	Bakou G	379	1.07	202	1.82
	Bakou H	393	0.86	173	1.78
	Bakou H2	140	1.27	86	1.98
	Bakou J	91	1.02	52	1.62
	Bakou Cap	220	0.11	13	0.50
	Sub-total	3,576	0.94	1,687	1.81
Gambo North	Gambo North	477	1.15	240	2.10
	Sub-total	477	1.15	240	2.10
Gambo South	Gambo South 1	1,152	1.70	762	2.47
	Gambo South 2	239	1.00	123	1.81
	Gambo South 3	117	0.66	52	1.25
	Gambo South 4	100	0.49	33	1.22
	Gambo South Cap	500	0.16	45	0.70
	Sub-total	2,108	1.14	1,014	2.21
Tiba West	Tiba 1	258	1.66	149	2.75
	Tiba 1-1	9	0.63	5	0.86
	Tiba 3-1	89	0.63	50	1.02
	Tiba 3-2	122	0.47	42	1.06
	Tiba 3-3	314	0.50	119	1.02
	Tiba 3 Cap	312	0.11	21	0.75
	Sub-total	1,103	0.67	386	1.67
Tiba East	Tiba 4-1	351	3.25	266	4.23
	Tiba 4-2	292	1.66	182	2.58
	Tiba 4-3	32	0.91	18	1.46
	Tiba 4-4	90	1.10	46	1.97
	Tiba 4-5	133	0.88	69	1.48
	Tiba 4-6	115	0.66	47	1.42
	Tiba 4E	31	0.80	12	1.88
	Tiba 5	306	2.09	225	2.78
	Tiba 4 Cap	123	0.15	13	0.67
	Sub-total	1,473	1.79	877	2.89

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16.2.7               Capping of High Gold Values

Orezone used histograms and cumulative frequency plots to determine the capping of the exceptionally high gold values. This process is meant to eliminate the effect of uncommonly extreme values over the distribution of grades within the orebody. Table 16.5 presents the capping values for the various mineralized structures. Met-Chem regenerated some histograms and generally agreed with Orezone’s high grade cut-off.

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Table 16.5 — Capping of Gold Values for the Various Mineralized Structures

Deposit	Zone	Grade Capping (g/t Au)
Bakou	A	6.0
	B1,B2,B3	3.5
	Z	4.2
	Y	1.4
	G	4.5
	H	4.6
	H2	4.4
	J	6.5
	Cap	0.5
Gambo North	North	6.0
	Cap	0.2
Gambo South	S1	20.0
	S2	6.5
	S3	2.8
	S4	2.5
	Cap	0.75
RZ	RZ 1	30.0
	HW	1.5
	K	1.3
	3	2.6
	L	2.3
	VV 1 - 8	12
	Cap	1.3
RZ East	RZ East	8.0
	RZ Cap	1.3
Tiba West	1	7.0
	1-1	1.0
	3-1	1.8
	3-2	2.0
	3-3	1.7
	3 Cap	0.9
Tiba East	4-1	18.0
	4-2	7.0
	4-3	2.8
	4-4	7.0
	4-5	3.0
	4-6	2.5
	4E	3.5
	5	8.0
	5 Cap	0.4
	4 Cap	0.7

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Orezone applies grade capping at the interpolation stage while Met-Chem applies grade capping on the assays, prior to compositing. In this case, the two methods yield identical results since Orezone’s intervals are mostly 1 m in length.

16.2.8               Variograms

Orezone used variograms to determine the continuity of the mineralization, trends distribution in the high grade, its geometry, orientations and ultimately, parameters for the various search ellipsoids. Figures 16.11 to 16.20 present variograms for the major zones: Bakou A, Gambo South 1, RZ 1, RZ East and Tiba 4-1.

Figure 16.11 – Bakou A – Variogram on Primary Axis (Az 0, Dip -90)

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Figure 16.12 – Bakou A – Variogram on Secondary Axis (Az 0, Dip 0)

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Figure 16.13 – Gambo South 1 – Variogram on Primary Axis (Az 315, Dip -53)

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Figure 16.14 – Gambo South 1 – Variogram on Secondary Axis (Az 225, Dip 27)

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Figure 16.15 – RZ 1 – Variogram on Primary Axis (Az 53, Dip -73, Spread 30)

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Figure 16.16 – RZ 1 – Variogram on Secondary Axis (Az 90, Dip 0, Spread 30)

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Figure 16.17 – RZ East – Variogram on Primary Axis (Az 73, Dip -65)

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Figure 16.18 – RZ East – Variogram on Secondary Axis (Az 130, Dip 14)

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Figure 16.19 – Tiba 4-1 – Variogram on Primary Axis (Az 290, Dip -60)

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Figure 16.20 – Tiba 4-1 – Variogram on Secondary Axis (Az 290, Dip 30)

Some of the variograms were found to be erratic, giving no precise information. This may occur when there are insufficient data intervals or erratic mineralization. Met-Chem recalculated some of these variograms and found Orezone’s interpretation to be reasonable. Figures 16.21 and 16.22 present Met-Chem’s variogram results for Bakou A and RZ 1.

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Figure 16.21 – Bakou A – Met-Chem Variogram Verification on Primary Axis
(Az 000, Dip -90)

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Figure 16.22 – RZ 1 – Met-Chem Variogram Verification on Primary Axis (Az 053, Dip -73)

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16.3                        Geological Interpretation

Orezone performed the geological interpretation, spatial data analysis and presentation largely with Gemcom and with the MapInfo software and Encom Discover extension.

The mineralization on the Sega Project is contained in generally steeply-dipping subparallel or anastomosing mineralized structures with various orientations. The shearhosted type of mineralization present on the property generally exhibits fair continuity. Met-Chem discussed the geological interpretation by Orezone and believes the geometry, grade distribution and controls on gold mineralization is reasonably well understood for the purpose of resource estimation. This knowledge is based on a wealth of integrated information derived from geophysical and geochemical surveys, field mapping, structural studies, fairly tight drilling interpreted by a team of experienced people, Orezone employees or consultants.

The present resource estimation includes these portions of the Bakou, RZ (Main and East), RZ East-Bakou, Gambo (North and South deposits) Tiba (West and East) zones exhibiting good geological and grade continuity in large part defined by drilling at 25 m spacing.

16.3.1                  Mineralized Envelope Definition

Using the drill hole information, Orezone defined three-dimensional envelopes encompassing mineralized vein intersections. The extent, size and shape of these envelopes depend on many parameters such as drill spacing, geological settings, orientations, continuities and drill hole cut-off grades. For the present resource estimate audit, a cut-off grade of 0.5 g/t was used for defining the mineralized envelopes.

Met-Chem checked the solids for localization and 3-D triangulation errors. Spot-checks were done to verify that both drill holes and envelope intersections corresponded. In general, Met-Chem agreed on the envelope defined by Orezone. Met-Chem recommends that extra precaution be taken to ensure that proper drill hole intervals are identified. This is especially important in the modelling process as a single interval can affect the surrounding tonnages and grades.

16.3.2                  Surface Topography

The topographic surface was generated from a Digital Terrain Model (DTM) for the property, complemented by the survey of the hole collars by a total station instrument. Met-Chem used the information provided by Orezone and the present control on topography is adequate for the purpose of resource estimation.

The photogrammetric survey of 2007, with resolution of 30 cm, will provide a more detailed DTM.

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16.3.3                  Weathering Profile

The degree of weathering was described by the Orezone’s logging geologists and used to break down the mineral resource in three sub-units: Oxide, Transitional and Primary (Fresh) mineralization. The cap rock was distinguished as a separate solid. The different weathering types are separated by two surfaces generated from the drill logs. This resulted from the discrepancies found in the descriptions of the intensity of weathering that, to a point, is subjective and likely to vary from geologist to geologist. Other adjustments were made to take into account the local deepening of the alteration profile by fracturing associated with known fault zones.

The discrepancies resulting from the original descriptions of the geologists have been eliminated by the complete re-logging of the RC chips and core at Sega. Met-Chem examined core and RC chips with the project geologist and the information used to generate the surface generated by Orezone to segregate the different facies is adequate.

16.4                        Block Modelling

16.4.1                  Model Definition

A total of seven (7) three-dimensional block models were constructed by Orezone in order to estimate the geological resources. All block models have sizes of 5 m (major axis - along strike) by 2.5 m (minor axis) by 2.5 m (elevation). This block size is considered adequate in relation to the density of information provided by the drill holes and the size of the envelopes. Met-Chem recreated these block models for the resource audit and details are provided in Table 16.6.

An illustration of the block models for Bakou and Gambo in section and plan views is provided in Appendix H of this report.

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Table 16.6 — Block Model Definition Detail

Model		Minimum	Maximum
Bakou	Easting	608,570	608,925
9 zones	Northing	1,476,600	1,477,800
Az. 000°	Elevation	0	400
Gambo South	Easting	608,055	608,620
5 zones	Northing	1,475,737	1,476,302
Az. 315°	Elevation	0	400
Gambo North	Easting	607,400	608,314
2 zones	Northing	1,476,255	1,476,998
Az. 315°	Elevation	0	400
RZ	Easting	607,600	608,800
9 zones	Northing	1,477,450	1,478,100
Az. 090°	Elevation	50	400
RZ East	Easting	608,000	608,830
2 zones	Northing	1,477,420	1,478,157
Az. 305°	Elevation	50	400
Tiba West	Easting	612,000	613,400
5 zones	Northing	1,482,600	1,483,200
Az. 0°	Elevation	50	400
Tiba East	Easting	613,300	614,900
5 zones	Northing	1,482,400	1,483,150
Az. 0°	Elevation	200	400

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16.4.2                  Density

Density values were assigned to each block based on weathering profiles delineated by the drill hole information. Three-dimensional solids of these profiles were used to code the block model. A density of 1.9 tonne/m3 was used for oxidized material, 2.35 tonne/m3 for transition material and 2.7 tonne/m3 for fresh rock.

16.4.3                  Mineralized Envelopes

Mineralized envelopes were coded into the block model and each block was assigned a percentage item (PERC), corresponding to the portion of the block inside the envelope. Orezone uses a single percentage per block (PERC) to define mineralized veins. In cases where two (2) or more veins intersect a single block, only a single value is kept and the remaining is considered as non mineralized. Met-Chem verified the overall effect of using single percentage items versus multiple percentages items and found the difference being insignificant (overall volumetric difference was less than 1%).

Met-Chem compared the volumes from the block model and that of the envelope itself and found no significant discrepancies.

16.4.4                  Grade Interpolation

Grade interpolation was performed using the inverse weighted distance squared (IWD2). The search ellipsoids parameters were determined from statistical analysis, variograms, structural geology field reports and grade continuity.

For Indicated Resources, a minimum of 3 samples up to a maximum of 6 samples (maximum of 3 per hole) were used in the interpolation. Table 16.7 presents the various parameters used for indicated resources.

For Inferred Resources, a minimum of 2 samples up to a maximum of 4 samples (maximum of 3 per hole) were used in the interpolation. A search ellipsoid of size one and a half (1.5) times the value of the Indicated resources was used for all specified zones. Met-Chem believes these parameters are reasonable.

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Table 16.7 — Interpolation Parameters for Indicated Resources

Zone Name	Upper Grade	Major (x)	Minor (y)	Third (z)	Azimuth	Dip major	Dip minor
	Cut-off	axis	axis	axis		axis	axis
	(g/t)	Size (m)	Size (m)	Size (m)	(deg)	(deg)	(deg)
RZ	30.0	40	15	10	54	-73	55.2
RZ HW	1.5	40	15	10	54	-73	55.2
RZ K	1.3	40	15	10	54	-73	55.2
RZ 3	2.6	40	15	10	54	-73	55.2
RZ L	2.3	40	15	10	54	-73	55.2
RZ VV	12.0	40	15	10	180	-55	-90
RZ Cap	1.3	40	15	5	310	0	0
RZ East	8.0	35	23	10	73	-65	35.5
RZ Cap	1.3	40	15	5	310	0	0
Bakou A	6.0	35	30	10	90	-90	0
Bakou B1 to B3	3.5	35	30	10	100	-90	0
Bakou G	4.5	35	30	10	75	-75	0
Bakou Y	1.4	35	30	10	75	-80	0
Bakou Z	4.2	35	30	10	75	-80	0
Bakou H	4.6	35	30	10	50	-80	0
Bakou H2	4.4	35	30	10	50	-80	0
Bakou J	6.5	35	30	10	90	-90	0
Bakou Cap	0.5	35	30	10	0	0	0
Gambo North 1	6.0	35	30	10	7	-53	155
Gambo North Cap	0.2	50	10	5	315	0	0
Gambo South 1	20.0	35	30	10	7	-53	155
Gambo South 2	6.5	35	30	10	7	-53	155
Gambo South 3	2.8	35	30	10	7	-53	155
Gambo South 4	2.5	35	30	10	7	-53	155
Gambo South Cap	0.8	50	10	5	315	0	0
Tiba 1	7.0	50	50	10	250	-60	90
Tiba 1-1	1.0	50	50	10	270	-60	90
Tiba 3-1	1.8	50	50	10	270	-60	90
Tiba 3-2	2.0	50	50	10	270	-60	90
Tiba 3-3	1.7	50	50	10	270	-60	90
Tiba3Cap	0.9	50	25	10	270	0	0
Tiba 4-1	18.0	50	50	10	290	-60	90
Tiba 4-2	7.0	50	50	10	290	-60	90
Tiba 4-3	2.8	50	50	10	270	-60	90
Tiba 4-4	7.0	50	50	10	270	-60	90
Tiba 4-5	3.0	50	50	10	270	-60	90
Tiba 4-6	2.5	50	50	10	270	-60	90
Tiba 4E	3.5	50	50	10	270	-60	90
Tiba 5	8.0	50	50	15	270	-60	90
Tiba5Cap	0.4	50	25	10	270	0	0
Tiba4Cap	0.7	50	25	10	290	0	0

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16.5                      Audit by Met-Chem

16.5.1                Drill Hole Database Verification

Met-Chem verified the drill hole database:

•                                Drill hole collar, survey, assay and geology files were opened in Excel and checked for errors and field formats;

•                                Missing Au intervals were assigned a default grade value of 0 g/t (about 20);

•                                Drill hole information was imported in MineSight, filtered for inconsistencies and split by model area (Bakou, Gambo North, Gambo South, RZ, RZ-East, Tiba West and East);

•                                Random drill holes were checked against the original database for discrepancies;

•                                Drill hole orientation and locations were spot checked for anomalies using survey reports, collar and section plots;

•                                Drill hole information about weathering profile was checked and verified against the 3-D limiting surfaces;

•                                Histograms and cumulative distribution plots of Au values were generated and extreme values were capped;

•                                Variograms for Bakou A and RZ 1 were re generated using the composite information by Met-Chem and ellipsoid search distances were checked against Orezone.

Overall, the minor discrepancies and errors to have no significant impact on the resource estimate.

16.5.2                  Geological Interpretation Verifications

Using MineSight, Met-Chem verified the geological interpretation and 3D solids provided by Orezone:

•                                Geological interpretation and drill hole coding was validated against the section plots;

•                                3D solids were checked for openings and triangulation errors;

•                                Drill hole zone coding and ore grade assignments were spot checked in both sections and plans;

•                                Manual verification of proper interval values (0.5 g/t and more) against the 3D solids was performed. It was found that in a few cases, intervals were offset by 1 m.

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16.5.3                  Block Model Verifications

The following verifications were performed on the block models:

•                                Block models origins, sizes, limits and orientations were checked;

•                                Model import and block values were spot-checked with the block model database;

•                                Volumes of 3D solids were compared with those of block models;

•                                Proper density coding was checked against weathering profile solids;

•                                Grade contours on longitudinal views were generated to confirm the search ellipsoid orientations for indicated and inferred resources;

•                                Zone coding and ore percentage of the different orebodies were validated;

•                                Block model statistics to check reported cumulative resources (tonnage, density and grade).

16.5.4                  Block Model Duplication

In order to validate Orezone’s resources, Met-Chem generated its own model using similar parameters for comparison purpose only. The following steps were performed by Met-Chem:

•                                Coding of alteration profiles and density values;

•                                Coding of mineralized envelopes and zones and block percentage assignation;

•                                Re-interpolation of all veins using similar parameters on MineSight and comparison with Orezone’s results;

•                                Side-by-side model comparison (longitudinal and section views);

•                                Overall, the reported tonnages and grades were within a 10% margin.

Met-Chem’s block model verification compared well with Orezone’s mineral resource estimate, with only minor differences due primarily to the different software used. Met-Chem accepts the mineral resource estimated by Orezone for the Bakou, Gambo North, Gambo South, RZ, RZ East, Tiba West and Tiba East deposits on the Tiba permit.

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16.6                        Mineral Resource Classification

The mineral resources were classified based on the density of drill hole data and the geological and grade continuity of the auriferous zones. The “CIM Definition, Standards on Mineral Resources and Mineral Reserves” (2005) have been used for the resource classification. Details can be found in Appendix A of this report.

All the mineral resources at Sega have been classified as Indicated and Inferred Resources. These two categories have been further broken down into resources within the oxide, transitional and fresh facies of weathering.

The auriferous zones show a good continuity from section to section and have been defined by envelopes generated by gold grade contours at 0.50 g/t Au. This grade is arbitrary, but is close to the expected cut-off generally applicable for deposits of this type.

The total indicated resource for the Sega Project at 0.5 g/t cut-off is 7.15 million tonnes with an average grade of 1.94 g/t Au (446,300 ounces of gold). The total inferred resource at 0.5 g/t cut-off is 1.3 million tonnes with an average grade of 1.50 g/t Au (63,600 ounces of gold), and Table 16.8 presents audited indicated and inferred mineral resources. Tables 16.9 to 16.10 present mineral resources split by veins and Tables 16.11 and 16.12 present mineral resources split by alteration facies.

Table 16.8 — Mineral Resources Indicated and Inferred

Séguénéga Resource @ 50 g/t Cut-Off
Category	Model	Tonnes*	Grade*	Grams*	Ounces*
	RZ	748,000	3.84	2,868,000	92,000
	RZ East	679,000	1.53	1,038,000	33,000
Indicated	Bakou	2,169,000	1.48	3,206,000	103,000
	Gambo North	437,000	1.46	638,000	21,000
	Gambo South	1,606,000	1.84	2,948,000	95,000
	Tiba East	982,000	2.54	2,491,000	80,000
	Tiba West	529,000	1.31	693,000	22,000
Total Indicated		7,150,000	1.94	13,882,000	446,000

Category	Model	Tonnes*	Grade*	Grams*	Ounces*
	RZ	280,000	2.06	576,000	19,000
	RZ East	183,000	1.41	258,000	8,000
Inferred	Bakou	447,000	1.38	614,000	20,000
	Gambo North	80,000	0.97	78,000	3,000
	Gambo South	178,000	1.37	245,000	8,000
	Tiba East	50,000	2.17	107,000	3,000
	Tiba West	102,000	0.99	100,000	3,000
Total Inferred		1,320,000	1.5	1,978,000	64,000

(* Rounded off)

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Table 16.9 — Indicated Mineral Resources at 0.5 g/t Cut-Off by Vein

Seguenega Indicated Resource @ 0.50 g/t cut-off
Model	Vein Name	Tonnes	Grade	Grams	Ounces
	RZ	417,751	5.62	2,347,129	75,458
	RZ HW	51,657	0.77	39,738	1,278
	RZ K	25,341	0.71	18,118	582
RZ	RZ 3	29,122	0.69	20,109	646
	RZ L	47,804	0.95	45,325	1,457
	RZ VV	138,034	2.69	371,177	11,933
	RZ Cap	37,719	0.69	25,961	835
RZ East	RZ East	674,334	1.54	1,035,871	33,302
	RZ Cap	4,160	0.63	2,614	84
	Bakou A	974,258	1.55	1,513,591	48,661
	Bakou B1 to B3	300,820	1.28	385,767	12,402
	Bakou Z	144,162	1.26	180,935	5,817
Bakou	Bakou Y	27,092	0.77	20,974	674
	Bakou G	315,520	1.74	550,005	17,682
	Bakou H	233,539	1.28	298,782	9,606
	Bakou H2	84,881	1.72	146,368	4,706
	Bakou J	88,888	1.23	109,564	3,522
Gambo North	Gambo North	436,900	1.46	637,853	20,506
	Gambo South 1	1,244,885	1.99	2,472,884	79,501
	Gambo South 2	207,864	1.56	324,586	10,435
Gambo South	Gambo South 3	94,443	1.00	94,543	3,039
	Gambo South 4	45,308	1.05	47,706	1,534
	Gambo South Cap	13,847	0.60	8,377	269
	Tiba 1	148,785	2.56	381,152	12,254
	Tiba 1-1
Tiba West	Tiba 3-1	90,868	0.94	85,755	2,757
	Tiba 3-2	60,755	0.74	44,941	1,445
	Tiba 3-3	203,387	0.81	164,272	5,281
	Tiba3Cap	25,468	0.67	16,943	545
	Tiba 4-1	314,949	3.76	1,184,799	38,090
	Tiba 4-2	186,285	1.99	371,234	11,935
	Tiba 4-3	25,965	1.13	29,449	947
	Tiba 4-4	53,667	1.91	102,283	3,288
Tiba East	Tiba 4-5	93,365	1.15	107,096	3,443
	Tiba 4-6	47,554	1.08	51,553	1,657
	Tiba 4E	16,569	1.18	19,468	626
	Tiba 4 Cap	5,400	0.57	3,088	99
	Tiba 5	238,258	2.61	622,388	20,009

Summary		7,149,604	1.94	13,882,395	446,308

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Table 16.10 — Inferred Mineral Resources at 0.5 g/t Cut-Off by Vein

Seguenega Infered Resource @ 0.50 g/t cut-off
Model	Vein Name	Tonnes	Grade	Grams	Ounces
	RZ	112,312	3.31	371,289	11,937
	RZ HW	23,169	0.71	16,371	526
	RZ K	22,819	0.63	14,451	465
RZ	RZ 3	30,948	0.79	24,578	790
	RZ L	25,528	0.92	23,498	755
	RZ VV	52,672	2.23	117,464	3,776
	RZ Cap	11,939	0.70	8,304	267
RZ East	RZ East	181,231	1.42	256,709	8,253
	RZ Cap	1,908	0.63	1,196	38
	Bakou A	167,806	1.26	211,136	6,788
	Bakou B1 to B3	33,777	1.18	40,015	1,286
	Bakou Z	19,253	0.81	15,556	500
Bakou	Bakou Y	19,987	0.84	16,721	538
	Bakou G	87,718	2.32	203,840	6,553
	Bakou H	44,980	0.94	42,293	1,360
	Bakou H2	45,408	1.40	63,772	2,050
	Bakou J	27,300	0.77	21,148	680
Gambo North	Gambo North	80,109	0.97	77,556	2,493
	Gambo South 1	102,656	1.57	161,369	5,188
	Gambo South 2	36,775	1.29	47,381	1,523
Gambo South	Gambo South 3	25,714	0.87	22,474	723
	Gambo South 4	12,850	1.04	13,374	430
	Gambo South Cap
	Tiba 1	20,385	2.16	44,046	1,416
	Tiba 1-1	34,857	0.66	22,929	737
Tiba West	Tiba 3-1	12,416	0.84	10,448	336
	Tiba 3-2	1,195	0.73	868	28
	Tiba 3-3	14,310	0.72	10,355	333
	Tiba3Cap	18,859	0.63	11,897	382
	Tiba 4-1	6,327	1.22	7,698	247
	Tiba 4-2	3,539	3.25	11,511	370
	Tiba 4-3	245	1.15	283	9
	Tiba 4-4	12,613	2.32	29,236	940
Tiba East	Tiba 4-5	5,112	0.55	2,801	90
	Tiba 4-6	2,576	1.97	5,062	163
	Tiba 4E	16	0.93	14	0
	Tiba 4 Cap	139	0.56	78	3
	Tiba 5	18,650	2.68	50,075	1,610

Summary		1,318,099	1.50	1,977,796	63,585

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Table 16.11 — Indicated Mineral Resources at 0.5 g/t Cut-Off by Facies

Category	Weathering Profile	Model	Indicated Resources @ 0.5 g/t Au cut-off
			Tonnes *	Grade (g/t) *	Grams *	Ounces *
Indicated	Oxide	RZ	501,000	2.69	1,346,000	43,000
		RZ East	463,000	1.56	724,000	23,000
		Bakou	586,000	1.40	818,000	26,000
		Gambo North	18,000	1.28	23,000	1,000
		Gambo South	152,000	1.71	260,000	8,000
		Tiba East	648,000	2.40	1,556,000	50,000
		Tiba West	529,000	1.37	693,000	22,000
	Transition	RZ	111,000	3.75	416,000	13,000
		RZ East	184,000	1.39	256,000	8,000
		Bakou	755,000	1.59	1,203,000	39,000
		Gambo North	35,000	1.40	49,000	2,000
		Gambo South	247,000	2.27	560,000	18,000
		Tiba East	139,000	2.62	364,000	12,000
		Tiba West
	Fresh	RZ	135,000	8.19	1,106,000	36,000
		RZ East	32,000	1.84	59,000	2,000
		Bakou	828,000	1.43	1,184,000	38,000
		Gambo North	385,000	1.47	566,000	18,000
		Gambo South	1,207,000	1.76	2,128,000	68,000
		Tiba East	195,000	2.93	571,000	18,000
		Tiba West
		Total	7,150,000	1.94	13,882,000	446,000

(*Rounded off)

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Table 16.12 — Inferred Mineral Resources at 0.5 g/t Cut-Off by Facies

Category	Weathering Profile	Model	Inferred Resource @ 0.5 g/t cut-off
			Tonnes *	Grade (g/t) *	Grams *	Ounces *
Inferred	Oxide	RZ	125,000	0.94	118,000	4,000
		RZ East	19,000	1.26	24,000	1,000
		Bakou	26,000	1.00	26,000	1,000
		Gambo North	7,000	0.71	5,000	200
		Gambo South	4,000	1.00	4,000	100
		Tiba East	25,000	2.48	62,000	2,000
		Tiba West	102,000	0.99	101,000	3,000
	Transitional	RZ	54,000	1.56	84,000	3,000
		RZ East	104,000	1.24	129,000	4,000
		Bakou	45,000	1.29	58,000	2,000
		Gambo North	4,000	0.75	3,000	100
		Gambo South	4,000	1.00	4,000	100
		Tiba East	7,000	2.57	18,000	600
		Tiba West
	Fresh	RZ	101,000	3.71	375,000	12,000
		RZ East	60,000	1.75	105,000	3,000
		Bakou	375,000	1.41	530,000	17,000
		Gambo North	70,000	1.00	70,000	2,000
		Gambo South	171,000	1.39	237,000	8,000
		Tiba East	17,000	1.53	26,000	1,000
		Tiba West
		Total	1,320,000	1.50	1,978,000	64,000

(*Rounded off)

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16.7                        Previous Mineral Resource Estimate

Met-Chem is unaware of any historical resource estimate except for an Inferred Mineral Resource of 3.3 Mt at 2.82 g/t Au reported by Repadre for the Gambo zone when Orezone acquired the project in 2001. Met-Chem has not verified any of the information concerning this resource. Since this resource was estimated before the 43-101 guidelines existed, it should not be relied upon.

Orezone performed an in-house resource estimate for the Gambo, Bakou and RZ deposits in 2005. Met-Chem validated this estimate and produced a technical report in accordance with NI 43-101 dated February 2006. The current resource estimate is an update of the 2005 estimate and includes resources delineated at Tiba East and West.

16.8                        Conclusion

Met-Chem performed the following tasks on Orezone’s Sega Project resource audit:

•                                          Verification of the drill hole database including collar, assay, geology, and survey information;

•                                          Statistical analysis on the assay intervals including capping of high values, variograms and grade distribution;

•                                          Review of Orezone’s geological interpretation and validation of mineralized envelopes;

•                                          Review of block modelling parameters including replication of all models using MineSight system.

Overall, the minor discrepancies between Orezone and Met-Chem resource estimates are insignificant and in Met-Chem’s opinion, Orezone’s resource estimate was carried out in a professional manner and in accordance with NI 43-101 standards. Met-Chem agrees and validates Orezone’s resource estimate.

October 2007 QPF-009-12/B

SECTION 17

Other Relevant Data and Information

Orezone Resources Inc. S.A.R.L.	Section 17
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 109

17.0                        OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Orezone’s Sega Project are included in other sections of this report.

October 2007 QPF-009-12/B

SECTION 18

Interpretation and Conclusion

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Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 110

18.0                        INTERPRETATION AND CONCLUSION

Orezone has defined mineral resource in the Bakou, RZ, Gambo and Tiba deposits on the Sega Project in Burkina Faso. The present Technical Report documents Met-Chem’s audit of the resource estimate completed by Orezone to October 2006. It follows a previous audit of the resource at Bakou, RZ and Gambo by Met-Chem in 2006.

A large amount of work has been carried out, since Met-Chem’s visit in June 2005, to firm up and expand the known mineral resource and to follow up on new drill targets. The RZ-Bakou connection was investigated by geophysical surveying prior to being established by drilling. The N-S veins on the south of RZ were drilled by east-directed holes. Resources were developed in the Tiba deposits.

Significant improvements were brought to advance the project, particularly in the areas of geological knowledge and definition of the deposits, validation of the data, monitoring of the laboratories performance, such as:

•                                          The overall ratio of core hole versus RC holes increased to 10.8% from about 2% at the time of Met-Chem’s visit in June 2005;

•                                          Almost all the collars of the drill holes back to 1997 were surveyed using a total station instrument;

•                                          A recent high-precision photogrammetric survey will help improve on the DTM for the property;

•                                          All the core and RC chips were re-logged, which helped improve the understanding of the controls on the mineralization and better define the contacts between the different units of the weathering profile;

•                                          A program of bulk density determination started in 2005;

•                                          Since 2006, a dedicated specialist became responsible to implement the QA-QC system developed by Orezone;

•                                          Preliminary gold column leach tests have been carried out.

Essentially, all recommendations made by Met-Chem in 2006 were followed.

New commercial sample preparation and analytical services became available in Ouagadougou, reducing turnaround time and facilitating Orezone’s monitoring of the laboratories.

The QA-QC system enforced by Orezone is elaborate and is designed to handle large number of samples from different projects, the use of several laboratories and of two analytical techniques.

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Large samples used by Orezone provide a better representation of the gold grades in the deposit but complicate the in-house preparation of homogeneous standards. The control samples were inserted by Orezone in sufficient number and in an unbiased system relying on randomly generated numbers.

The performance of the in-house blanks and standards has been uneven, but the review of some results by Met-Chem has not revealed a systematic bias that would seriously affect the resource.

Although Orezone does not systematically use a secondary laboratory, a significant number of project or control samples that returned unexpected results were sent to a secondary laboratory for cross-checks. Consequently, Orezone’s QA-QC program ensures reliable laboratory results.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou showed significant gold grades, which implies a low bias may have been introduced in the head assay results, and consequently, in the resource estimate. Indeed, virtually all the assay results used for the resource estimation derived from 24-hour cyanide leach. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process.

The bottle roll test program of September 2006 showed uneven but generally poor gold recovery in the fresh mineralization;

A generally positive bias, locally significant, is visible in the second assay of the RC check samples collected by Met-Chem, whereas a slight positive bias is apparent in the core pulp duplicates.

Based on discussions with Orezone personnel and observations during the site visit of June 2007, Met-Chem concluded that the drill programs were well planned, the geology descriptions and sampling are well done, the holes, samples and reference core and RC chips have been properly identified and stored. Met-Chem agrees with the correlations of the mineralized zones between holes and between sections. They are based on data collected and interpreted by experienced geologists, helped by experts in specific fields occasionally hired by Orezone.

Met-Chem found the databases to be well maintained, validated at different stages and to be free from major or systematic errors that would significantly affect the resource estimates. Overall, the data used for the resource estimate is reasonable and appropriate and adequately reflects the geological and grade continuity of the Bakou, RZ, Gambo and Tiba zones.

The modelling and in-house resource estimates completed by Orezone rely principally on RC holes and 2-kg BLEG analyses. The resource is contained in the portions of the

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mineralised zones that show good continuity defined by drilling largely on a 25-m square pattern. Met-Chem and Orezone agreed on the parameters and methodology to build the model and arrive at the resource. Met-Chem regenerated the block model and recalculated some statistics. The figures obtained by Met-Chem were close to those from Orezone, with minor differences mostly attributable to the different software used.

Orezone used a single percentage per block (PERC) to define mineralized veins. Met- Chem verified the overall effect of using single percentage items versus multiple percentages items and found the difference being insignificant (overall volumetric difference was less than 1%).

Met-Chem agrees the resource estimate by Orezone for the Bakou, RZ, Gambo North, Gambo South and Tiba deposits was done in a professional manner and in accordance with the NI 43-101 guidelines.

October 2007 QPF-009-12/B

SECTION 19

Recommendations

Orezone Resources Inc. S.A.R.L.	Section 19
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 113

19.0                        RECOMMENDATIONS

Met-Chem recommends the following:

•                                Protect the plastic sample bags containing the coarse rejects of the RC samples at the storage area by a low wall to prevent damage by rainwater runoffs, as planned at the time of Met-Chem’s visit;

•                                Draw a line to mark the sample limits on the core kept in the boxes for future reference and keeps the orientation line as well while cutting the core;

•                                Replace the present manipulation and merging of files by a recognized database management software such as AcQuire or Drill King, in order to limit handling of computer files and validate data; Orezone is currently implementing a new data management system using SPAD and SQL database server;

•                                Although few in number, some errors were found in the database that could be fixed by added validation control to input tables and forms;

•                                Improve the homogeneity of the in-house standard materials and prepare them with the field samples rather than processing them separately; this was part of Met- Chem’s recommendations in the report dated February 2006;

•                                Improve the performance of the in-house blanks or use certified blanks;

•                                Add blanks following samples with expected high gold grade to check for possible contamination at the preparation stage and improper sequencing of the samples; ; this was part of Met-Chem’s recommendations in the report dated February 2006;

•                                The samples must be thoroughly blended after each size reduction stage and be as large as reasonably possible, since the bottle roll test program of September 2006 suggested the variability in the analysis of the Sega samples is in the sample preparation process rather than in the assaying;

•                                Tabulate the mineral resource in the cap rock separately from the in-situ mineralization at depth, owing to the possible non residual characteristics of this unit; the cap rock only represents 1.2% of the Indicated and 2.5% of the Inferred Resource;

•                                During mineralized envelope definition, ensure that proper drill hole intervals are identified. This is especially important in the modelling process as a single interval can affect the surrounding tonnages and grades.

October 2007 QPF-009-12/B

SECTION 20

Certificate of Qualification

Orezone Resources Inc. S.A.R.L.	Section 20
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 114

20.0                        CERTIFICATE OF QUALIFICATION

Yves A. BURO, Eng.

Met-Chem Canada Inc.

555 René-Lévesque Blvd. West

Suite 300

Montreal, QC H2Z 1B1

Telephone: 514-288-5211

Fax: 514-288-7937

Email: yburo@met-chem.com

CERTIFICATE OF AUTHOR

I, Yves A. Buro, Eng., do hereby certify that:

1)                                      I am a Senior Geological Engineer with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)                                      I graduated in 1976 with the equivalent of a B.Sc. and a M.Sc. in Geology from the University of Geneva, in Switzerland;

3)                                      I am a member in good standing of the “Ordre des ingénieurs du Québec”(42279);

4)                                      I have worked as a geologist continuously since my graduation from university and I have been involved in a dozen gold exploration projects in Africa since 1995;

5)                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)                                      I am responsible for the preparation of all the sections of the report titled “Technical Report on the Mineral Resource Estimation of the Sega (Tiba) Gold Project” and dated October 19, 2007 (the Technical Report) relating to the Sega property, except for parts of Chapter 16.0, “Mineral Resource Estimation” related to the audit of Orezone’s resource model. The verifications on the block model were performed by Mr. G. Saucier, Eng. and Y. Buro, Eng. I visited the Sega (Tiba) property on May 31 – June 2, 2007;

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.	Section 20
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 115

7)                                      I have had prior involvement with Orezone’s Sega property that is the subject of the Technical Report consisting in the preparation of a Technical Report on the mineral resources of the Sega Project following a site visit of the Sega property on June 24-27, 2005;

8)                                      I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)                                      I am independent of the issuer as defined in section 1.4 of NI 43-101;

10)                                I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)                                I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 19th day of October 2007.

Yves A. BURO, Eng.
Senior Geological Engineer
Met-Chem Canada Inc.

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.	Section 20
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 116

Guy SAUCIER, Eng.

Met-Chem Canada Inc.

555 René-Lévesque Blvd. West

Suite 300

Montreal, QC H2Z 1B1

Telephone: 514-288-5211

Fax: 514-288-7937

Email: gsaucier@met-chem.com

CERTIFICATE OF AUTHOR

I, Guy Saucier, Eng., do hereby certify that:

1)                                      I am a General Manager, Corporate Development with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)                                      I am a graduate of École Polytechnique de Montréal with B.Eng. in Geological Engineering in 1983;

3)                                      I am a member in good standing of the “Ordre des Ingénieurs du Québec” (37711);

4)                                      I have worked as a geological engineer continuously since my graduation from university;

5)                                      I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)                                      I have participated in the preparation of the report entitled “Technical Report on Séguénéga Project Resources, Burkina Faso” dated October 2007.

7)                                      I have had prior involvement with Orezone’s Séguénéga property that is the subject of the Technical Report consisting in the participation in the preparation of a Technical Report on the mineral resources of the Sega Project dated February 14, 2006;

8)                                      I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)                                      I am independent of the issuer as defined in section 1.4 of NI 43-101;

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.	Section 20
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 117

10)                                I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)                                I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 19th day of October 2007.

October 2007 QPF-009-12/B

SECTION 21

References

SECTION 21

References

Orezone Resources Inc. S.A.R.L.	Section 21
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 118

21.0        REFERENCES

Amankwah, R.K., Ph.D., W.T. Yen, Ph.D., P.Eng., Department of Mining Engineering, Queen’s University, Kingston, Ontario. (April 2005). Gold Recovery from Oxide and Transition Samples from the Sega Property, Burkina Faso. A Report for Orezone Resources Inc.

Kerr, David J., Kingston, Ontario, Canada: AccuMin Mineral Services Inc.

(April 24, 2005). Preliminary Observations Regarding Structurally-Controlled Gold Mineralization on the Séguénega Permit and Implications for Resource Estimation. A consulting report prepared for Orezone Resources Inc., Rpt. 006-SG-01.

(July 9, 2005). Exploration Targets on the Séguénega Permit, Northwestern Burkina Faso. A consulting report prepared for Orezone Resources Inc., Rpt. 006-SG-02.

(July 15, 2005). Recommended RC+DD Drill Programme on the Séguénega Permit, Northwestern Burkina Faso. A consulting report prepared for Orezone Resources Inc., Rpt. 006-SG-03.

(September 10, 2005). Geological Investigations at the Séguénega Permit, Northwestern Burkina Faso. A consulting report prepared for Orezone Resources Inc., Rpt. 006-SG-04.

(March 1, 2007). Site Visits to Orpaillage Sites in the Sega Region – A Preliminary Summary.

Marquis, Pascal F.; VP Exploration; DERRA, Ousséni, Directeur d’Exploration. (21 février 2007). Rapport Final d’Activités du Permis de Recherche Minière Séguénega, Période du 4 juillet 1995 au 4 janvier 2007.

Marquis, P.F., Ph.D.; Directeur Général, Succursale de Ouagadougou. (9 octobre 2007). Rapport Annuel d’Activités du Permis de Recherche Minière Séguénega; Période du 4 juillet 2005 au 3 juillet 2006.

Norris, Ken; (November 2005). Column Leach Test Procedures.

Osborne, H.; (December 13, 2006) Séguénéga Project; Bottle Roll Test Program – September 2006.

Simoneau; (July 2001). J.; Placer Dome Exploration Inc.; Seguenega Project F13, Technical and Geological Report on the Exploration Carried Out Between October 2000 and April 2001.

SOCREGE; (August 2005). Étude de l’État Initial de l’Environnement du projet Aurifère de Séguénéga.

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.	Section 21
Technical Report on the Mineral Resource of the Sega (Tiba) Gold Project	Page 119

Spiteri, Joseph G.; (August 23, 2006). Sample Collection Instructions – Sega Bottle Rolls.

Taner, Mehmet F., Ph. D., Consulting geologist and mineralogist;

(June 21, 2005). Report on the Petrographic and Mineralogical Study of Samples from the Sega Gold Prospect, Burkina Faso, of the Orezone Resources Inc.

(November 10, 2005). Update from mineralogical and petrographic study.

(November 21, 2005). Report-2 on the Petrographic and Mineralogical Study of Samples from the Sega Gold Prospect, Burkina Faso, of the Orezone Resources Inc.

(December 21, 2005). Report-3 on the results of microprobe analyses of samples from the Sega Gold Prospect, Burkina Faso, of the Orezone Resources Inc.

Yen, W.T. and Xia, C.; (October 2005) Gold Recovery from Sega Samples As supplied by Orezone Resources; Department of Mining Engineering, Queen’s University, Kingston, Ontario, Canada.

Internal Documents:

Marquis, P.F.; Mémo Procédures: FA HD Sample Collection.

QC Procedures; 2005-02-DDH.

QC Procedures; 2006-09.

October 2007 QPF-009-12/B

Appendix A

CIM – Resources and Reserves Definition

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix A– CIM – Resources and Reserves Definition

CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves
Adopted by CIM Council on December 11, 2005

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential

October 2007 QPF-009-12/B

Appendix B

Arrêté Ministériel – Permis de Recherche Tiba

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix B - Arrêté Ministériel – Permis de Recherche Tiba

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

October 2007 QPF-009-12/B

Appendix C

Orezone Drill Site Sample Preparation

Flow Chart and Sample Preparation Protocol Flow

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix C – Orezone Drill Site Sample Preparation Flow Chart and Sample Preparation
Protocol Flow

1 - Orezone Drill Site Sample Prep Flow Chart

Drill Site Sample Prep Flow Chart

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

2 - Orezone Sample Prep Protocol Flow Chart

Sample Prep Flow Chart

October 2007 QPF-009-12/B

Appendix D

Sample Analysis Flow Sheet

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

OREZONE Explore. Discover. Produce.
STANDARD OPERATING PROCEDURES
SAMPLE ANALYSIS FLOWSHEET – 2kg BLEG

Appendix D - Sample Analysis Flow Sheet

5kg RC/RAB/Soil/ & 2.5 kg DD samples
Pulverisation
Preparation
Assay
Site Samples (Project Geo) (1)
Received in Ouaga plus Prep Form & QC list (Adeline) (2A)
Samples details captured in STSheet (Adeline) (2B)
Samples check against list at warehouse (Technician) (3A)
(+)
(-)
Errors/missing samples are reported back to site for correction (GO/LC) (3B1)
Correction reported to warehouse/Technician (3B2)
Prep submission sheet (LC) (3C)
Samples submitted to Lab (LC) (4)
5kg/2kg Pulp back to OZN warehouse (5)
Samples check against submission list (Technician) (6A)
Error/missing samples reported back to lab for correction (GO/LC) (6B1)
Corrections reported to warehouse/Technician (6B2)
Sample Riffle Split (Technician 1) (6C)
2kg/500g Assay (7A)
Riffle split (Technician) (7B)
. 2kg/500g Blind Duplicates
. 2kg/500g LA Duplicates (7B1)
Blind Dup list provided by Project
1:10 Lab Aware Duplicates
Rest weighted and stored (7B2)
100 g sample collected during spliting
1:20 samples, assigned new sample ID in FAH sample book
100g FA Heads (Technician 2) (7C)
Insert In House QC samples (Technician) (8A)
QC list is provided by Project
Insert certified material and In House QC samples (Technician) (8B)
Double check QC samples against list (Technician) (9A)
Double check QC samples against list (Technician) (9B)
Assay lab submission form (LC) (10A)
Assay lab submission form (LC) (10B)
Samples submit to BLEG Lab (11A)
Samples submit to FA Lab (11B)

October 2007 QPF-009-12/B

Appendix E

Location of the Control Samples

Inserted with Field Samples

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix E – Location of the Control Samples Inserted with Field Samples

Nb ending by	QC Type	Sampler	Preparation	Nb ending by	QC Type	Sampler	Preparation
003	FD	2	B	506	FD	2	B
004	PD	3	C	507	PD	3	C
010	STD“X”	1	A	515	STD“X”	1	A
021	PD	3	C	521	PD	3	C
034	BLK	3	D	537	BLK	3	D
047	FD	2	B	548	FD	2	B
048	PD	3	C	549	PD	3	C
067	STD“X”	1	A	559	STD“X”	1	A
078	PD	3	C	567	PD	3	C
092	BLK	3	D	581	BLK	3	D
110	FD	2	B	595	FD	2	B
111	PD	3	C	596	PD	3	C
122	STD“X”	1	A	618	STD“X”	1	A
130	PD	3	C	635	PD	3	C
149	BLK	3	D	653	BLK	3	D
154	FD	2	B	659	FD	2	B
155	PD	3	C	660	PD	3	C
168	STD“X”	1	A	679	STD“X”	1	A
183	PD	3	C	686	PD	3	C
197	BLK	3	D	692	BLK	3	D
215	FD	2	B	705	FD	2	B
216	PD	3	C	706	PD	3	C
232	STD“X”	1	A	711	STD“X”	1	A
238	PD	3	C	722	PD	3	C
251	BLK	3	D	734	BLK	3	D
264	FD	2	B	746	FD	2	B
265	PD	3	C	747	PD	3	C
279	STD“X”	1	A	757	STD“X”	1	A
287	PD	3	C	774	PD	3	C
298	BLK	3	D	792	BLK	3	D
313	FD	2	B	798	FD	2	B
314	PD	3	C	799	PD	3	C
320	STD“X”	1	A	812	STD“X”	1	A
328	PD	3	C	826	PD	3	C
341	BLK	3	D	838	BLK	3	D
360	FD	2	B	850	FD	2	B
361	PD	3	C	851	PD	3	C
373	STD“X”	1	A	867	STD“X”	1	A
378	PD	3	C	890	PD	3	C
390	BLK	3	D	892	BLK	3	D
399	FD	2	B	897	FD	2	B
400	PD	3	C	898	PD	3	C
407	STD“X”	1	A	916	STD“X”	1	A
422	PD	3	C	931	PD	3	C
434	BLK	3	D	945	BLK	3	D
449	FD	2	B	956	FD	2	B
450	PD	3	C	957	PD	3	C
461	STD“X”	1	A	976	STD“X”	1	A
476	PD	3	C	988	PD	3	C
492	BLK	3	D	996	BLK	3	D

Type		Description		Field action
BLK		Sand		1	Insert ticket, choose appropriate standard
STD 2		Pisolite (Bom Kodjélé)		2	Insert sample from previous ticket locality
STD 3		Quartz vein material (Falagountou)		3	Insert ticket
STD 4		Essakane Arenite saprolite
STD 6		Djarkadougou fresh metabasalt outcrop		Preparation facility action
STD 7		Bondigui Trench BDT02 metasediments saprolite		A	Insert STD “X” as instructed
STD 8		Bondigui Trench BDT12 metasediments saprolite		B	Normal procedure (prep facility unaware)
		N.B. Choose appropriate standard		C	Split pulverized sample
				D	Insert BLK as instructed

October 2007 QPF-009-12/B

Appendix F

QC Procedure –

Control Samples with FA on Head Samples

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix F - QC Procedure — Control Samples with FA on Head Samples

QC PROCEDURE

Control Samples with FA on Head Samples

Sample Number Ending With	QC Type
10	BLK “ORZ”
20	STD “X”
30	AuBLK “X”
40	STD “X”
50	BLK “ORZ”
60	STD “X”
70	AuBLK “X”
80	STD “X”
90	BLK “ORZ”
100	STD “X”
Ending with 5	PD

Type	Description
BLK “ORZ”	Project Blank (prepared by Orezone) - Select by Colour on Chart)
AuBLK “X”	Certified Blank (Select by Availability)

STD
OxI40	Light Pink	Certified RockLabs
OxL34	Light Pink	Certified RockLabs
OxL51	Light Pink	Certified RockLabs
Ox13	Light Pink	Certified RockLabs
SF23	Light Grey	Certified RockLabs
SL20	Light Grey	Certified RockLabs
SH24	Light Grey	Certified RockLabs

October 2007 QPF-009-12/B

Appendix G

Certified Standards

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Appendix G - Certified Standards

CERTIFIED STANDARDS

STD	CERTIFIED VALUE ppm	TOLERANCE	Min	Max
OxA26	0.0798	5%	0.076	0.084
OxD27	0.416	5%	0.395	0.437
OxC30	0.200	5%	0.190	0.210
OxK35	3.489	5%	3.315	3.663
OxJ36	2.398	5%	2.278	2.518
OxH37	1.286	5%	1.222	1.350
OxG38	1.031	5%	0.979	1.083
OxI40	1.857	5%	1.764	1.950
OxF41	0.815	5%	0.774	0.856
SE19	0.583	5%	0.554	0.612
SF23	0.831	5%	0.789	0.873
SJ10	2.643	5%	2.511	2.775
SJ22	2.604	5%	2.474	2.734
SK21	4.048	5%	3.846	4.250

October 2007 QPF-009-12/B

Appendix H

Examples of Block Models for

Bakou and Gambo, in Section and Plan View

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Bakou Zone – Block Model, Typical Plan View

1477750 N
1477500 N
1477250 N
1477000 N
1476750 N
1476500 N
1476250 N
1476000 N
1475750 N
MET-CHEM
OREZONE - SEGA PROJECT
PLAN VIEW
DESIGNED:K.CHEONG
CHECKED:Y.BURO
DRAWN:K.CHEONG
APPROVED:Y.BURO
DATE: 2007/10/18
DEPARTMENT: MINING

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Bakou Zone – Block Model, Typical Section View

450
400
350
300
250
200
150
100
608600 E
608650 E
608700 E
608750 E
608800 E
608850 E
Au Grade
g/t
MET-CHEM
OREZONE - SEGA PROJECT
BAKOU
SECTION VIEW
LOOKING NORTH
DESIGNED:K.CHEONG
CHECKED:Y.BURO
DRAWN:K.CHEONG
APPROVED:Y.BURO
DATE: 2007/10/18
DEPARTMENT: MINING

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Gambo Zone – Block Model, Typical North and South Plan View

1477250 N
1477000 N
1476750 N
1476500 N
1476250 N
1476000 N
1475750 N
1475500 N
607400 E
607600 E
607800 E
608000 E
608200 E
608400 E
608600 E
608800 E
MET-CHEM
OREZONE - SEGA PROJECT
GAMBO NORTH & SOUTH
PLAN VIEW
DESIGNED: K.CHEONG
CHECKED: Y.BURO
DRAWN: K.CHEONG
APPROVED: Y.BURO
DATE: 2007/10/18
DEPARTMENT: MINING

October 2007 QPF-009-12/B

Orezone Resources Inc. S.A.R.L.
Technical Report on the Mineral Resource of the Sega Gold Project

Gambo Zone – Block Model, Typical South SectionView

1475820 N
1475840 N
1475860 N
1475880 N
1475900 N
1475920 N
1475940 N
1475960 N
350
300
250
200
150
Au Grade
g/t
MET-CHEM
OREZONE - SEGA PROJECT
DESIGNED:K.CHEONG
CHECKED:Y.BURO
DRAWN:K.CHEONG
APPROVED:Y.BURO
DATE: 2007/10/10
DEPARTMENT: MINING
GAMBOSOUTH
SECTION VIEW
LOOKING NORTH

October 2007 QPF-009-12/B